AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SYCAMORE NETWORKS, INC.,

BACH GROUP LLC,

ALLEN ORGAN COMPANY,

MUSICCO, LLC,

LANDCO REAL ESTATE, LLC,

AOC ACQUISITION, INC.,

AND

THE REPRESENTATIVE OF THE
HOLDERS OF CAPITAL STOCK OF ALLEN ORGAN COMPANY

Dated as of April 12, 2006
and
Amended and Restated as of August 3, 2006

TABLE OF CONTENTS

ARTICLE I

THE MERGER

ARTICLE II

CONVERSION OF SECURITIES

ARTICLE III

CERTAIN PRE-MERGER TRANSACTIONS

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

ARTICLE VII

CONDUCT OF BUSINESS

ARTICLE VIII

ADDITIONAL AGREEMENTS

ARTICLE IX

CONDITIONS TO MERGER

ARTICLE X

SURVIVAL AND INDEMNIFICATION

ARTICLE XI

TERMINATION; FEES AND EXPENSES

ARTICLE XII

DEFINITIONS AND INTERPRETATION

ARTICLE XIII

GENERAL PROVISIONS

<u>GLOSSARY</u>

Term	**Section**
2005 Audited Restated Financial Statements	Section 8.11(b)
2005 Company Audited Financial Statements	Section 8.11(b)
2005 ERI Audited Financial Statements	Section 8.11(b)
2006 Company Plan	Section 12.1(a)
2006 First Quarter Financial Statements	Section 4.5(d)
2006 Second Quarter Financial Statements	Section 4.5(d)
2006 Third Quarter Financial Statements	Section 8.11(c)
Accounting Arbitrator	Section 2.9(d)
Acquisition Proposal	Section 8.1(a)
Acquisition Transaction	Section 11.3(e)
Affiliate	Section 12.1(b)
Aggregate Allocable Portion of the Escrow Amount	Section 2.2(c)
Aggregate Per Share Merger Consideration	Section 2.2(c)
Agreement	Preamble
Articles	Section 4.1
Articles of Merger	Section 1.2
Audited Balance Sheet	Section 4.7
Buyer	Preamble
Buyer Common Stock	Section 8.7(a)
Buyer Indemnified Persons	Section 10.2(a)
Buyer Material Adverse Effect	Section 12.1(c)
Certificate of Merger	Section 1.2
Certificates	Section 2.3(b)
Change of Recommendation	Section 8.1(b)(i)
Class A Common	Section 2.1(o)
Class B Common	Section 2.1(o)
Closing	Section 1.6
Closing Agreement	Section 4.12(j)
Closing Average	Section 8.7(a)
Closing Date	Section 1.6
Closing Indebtedness	Section 2.1(c)
Closing Statement of Working Capital	Section 2.9(a)
Closing Working Capital Amount	Section 2.9(a)
Code	Section 2.3(f)
Company	Preamble
Company 2005 Financial Statements	Section 4.5(a)
Company Board	Recitals
Company Charter Documents	Section 4.1
Company Employee Plan	Section 4.18(a)(viii)
Company Historical Financial Statements	Section 4.5(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of April 12, 2006 and amended and restated as of August 3, 2006 (this "Agreement") by and among Sycamore Networks, Inc., a Delaware corporation (the "Buyer"), Bach Group LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Buyer ("Sub"), Allen Organ Company, a Pennsylvania corporation (the "Company"), MusicCo, LLC, a Pennsylvania limited liability company and a wholly-owned subsidiary of the Company ("MusicCo"), LandCo Real Estate, LLC, a Pennsylvania limited liability company and wholly-owned subsidiary of the Company ("LandCo"), AOC Acquisition, Inc., a Pennsylvania corporation ("Purchaser"), and the Representative (as defined below). The Buyer, Sub, the Company, MusicCo, LandCo, and Purchaser are sometimes referred to herein as the "Parties." Certain capitalized terms used in this Agreement have the meanings ascribed to them in Articles II and XII.

WHEREAS, the parties hereto desire to amend and restate in its entirety the Agreement and Plan of Merger, dated as of April 12, 2006 by and among the parties hereto (the "Original Merger Agreement") as set forth below;

WHEREAS, the Company, MusicCo, LandCo and Purchaser entered into a contribution and purchase agreement (the "Purchase Agreement") dated as of the date of the Original Merger Agreement in the form attached as Exhibit A hereto pursuant to which (a) all MusicCo Assets (as defined in the Purchase Agreement) will be assigned to MusicCo or one or more subsidiaries of MusicCo (each a "MusicCo Subsidiary") and all of the MusicCo Liabilities (as defined in the Purchase Agreement) will be assumed by MusicCo or one or more of the MusicCo Subsidiaries, all as provided in the Purchase Agreement (the "MusicCo Contribution"); (b) all of the limited liability company interests of MusicCo (the "MusicCo Interests") will be purchased from the Company by Purchaser as provided in the Purchase Agreement (the "Purchase"); and (c) Purchaser and MusicCo will indemnify the Company and Buyer from and against any liabilities arising in connection with the MusicCo Liabilities and certain other matters as provided in the Purchase Agreement; and

WHEREAS, prior to the Merger (as defined herein) and pursuant to the Purchase Agreement, the Company will contribute certain real estate assets owned by the Company to LandCo (the "LandCo Contribution," and together with the MusicCo Contribution, the "Contribution"), and immediately prior to the Merger the Company shall declare and pay a dividend of all the limited liability company interests it holds in LandCo (the "LandCo Interests") to the Company Shareholders (the "LandCo Dividend").

WHEREAS, each of the board of directors of the Buyer and the sole member of Sub has determined that it is advisable and in the best interests of its respective stockholders and members that immediately following the consummation of the Subsidiary Merger (as defined herein), which shall occur following the consummation of the Purchase, Sub be merged with and into the Company upon the terms and subject to the conditions set forth in this Agreement, and the board of directors of the Company (the "Company Board") has determined that it is advisable and in the best interests of the Company and its stockholders that immediately following the consummation of the Subsidiary Merger, which shall occur following the consummation of the Purchase, Sub be merged with and into the Company upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Company Board has approved this Agreement, the Merger, the Subsidiary Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the transactions contemplated thereby, and recommended, by the unanimous vote of those members of the Company Board present and voting, that the Company's stockholders approve and adopt this Agreement, the Merger, the Purchase Agreement, the Contribution, the Purchase and the transactions contemplated thereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, certain stockholders of the Company identified on Exhibit B-1 who hold shares of Company Stock (as defined herein) have entered into a Voting Agreement, dated as of April 12, 2006 and amended and restated as of the date hereof, the form of which is attached as Exhibit B-2 hereto (the "Voting Agreement"), pursuant to which, among other things, such stockholders have agreed to vote the shares of Company Stock owned by them in favor of the Merger and the other transactions contemplated hereby; and

WHEREAS, prior to the Merger and as a condition and inducement to the Buyer's willingness to enter into this Agreement, the Buyer, the Representative, on behalf of the Company Shareholders (as defined herein) and the Escrow Agent (as defined herein) will amend and restate the Escrow Agreement, dated as of April 12, 2006, the form of which, as amended and restated, is attached as Exhibit C hereto (the "Escrow Agreement"), pursuant to which Buyer shall have recourse against the Escrow Amount (as defined herein) in the events and subject to the terms and conditions set forth in the Escrow Agreement;

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

1.1   The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined herein), Sub shall merge with and into the Company in accordance with the Business Corporation Law of the Commonwealth of Pennsylvania (the "PBCL") and the Limited Liability Company Act of the State of Delaware (the "Delaware LLC Act"), and the separate existence of Sub shall thereupon cease and the Company shall continue as the surviving entity as a wholly owned subsidiary of the Buyer. The Company, in its capacity as the entity surviving the Merger, is sometimes hereinafter referred to as the "Surviving Entity."

1.2   Effective Time. In order to effectuate the Merger, on the Closing Date (as defined herein), the Company shall cause articles of merger (the "Articles of Merger") to be filed with the Department of State of the Commonwealth of Pennsylvania, in such form as required by, and executed in accordance with, the PBCL, and Sub shall cause a certificate of merger (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the Delaware LLC Act. The Merger shall be effective as of the time of filing of the Articles of Merger and the Certificate of Merger (the "Effective Time").

1.3   Effects of the Merger. The Merger shall have the effects provided for in Section 1929 of the PBCL and Section 18-209 of the Delaware LLC Act.

1.4   Articles of Incorporation and By-laws of Surviving Entity. At and after the Effective Time, (i) the articles of incorporation of Allen Organ Company, as amended, shall be the articles of incorporation of the Surviving Entity, until amended in accordance with the terms of such articles of incorporation and the PBCL and (ii) the form of the Amended and Restated By-laws, attached hereto as Exhibit D, shall be the by-laws of the Surviving Entity, until amended in accordance with the terms of such by-laws and the PBCL.

1.5   Directors and Officers of the Surviving Entity. The directors and officers of the Surviving Entity shall be determined by the Buyer, each to hold office in accordance with the articles of incorporation and by-laws of the Surviving Entity.

1.6   Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Boston time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts, 02108, on the third business day after the satisfaction or waiver of each of the conditions set forth in Sections 9.1, 9.2 and 9.3 or at such other time or place as is agreed to in writing by the Buyer and the Company. The date on which the Closing shall occur is referred to herein as the "Closing Date."

1.7   Appointment of Representative; Agreements Binding on Company Shareholders. The Company Shareholders, pursuant to the agreement contained in the Letter of Transmittal referred to in Section 2.3(b), or by virtue of having approved and adopted this Agreement under the PBCL will, as a specific term of the Merger, be deemed (a) to have irrevocably constituted and appointed, effective as of the signing of this Agreement, Steven A. Markowitz (together with his permitted successors, the "Representative"), as their true and lawful agent, proxy and attorney-in-fact, to execute and deliver this Agreement and the Escrow Agreement on their behalf and exercise all or any of the powers, authority and discretion conferred on him under this Agreement (including, without limitation, Article X) or any other agreement or instrument entered into or delivered in connection with the transactions contemplated hereby,

3

including without limitation, the Escrow Agreement and (b) to have irrevocably agreed to, and to be bound by and comply with, all of the obligations of the Company Shareholders set forth herein (including, without limitation, Article X) and in the Escrow Agreement. The Representative agrees to act as, and to undertake the duties and responsibilities of, such agent and attorney-in-fact. This power of attorney is coupled with an interest and is irrevocable.

ARTICLE II

CONVERSION OF SECURITIES

2.1   Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) [Intentionally Omitted].

(b) [Intentionally Omitted].

(c) "Closing Indebtedness" means treatment of Indebtedness of the Company as of the Closing Date.

(d) "Company Tax Amount" shall mean an amount equal to the sum of (i) any Taxes of the Company or any Company Subsidiary resulting from or attributable to the LandCo Contribution and/or LandCo Dividend, (ii) any Taxes of the Company or any Company Subsidiary resulting from or attributable to the MusicCo Contribution and/or the Purchase or any other disposition transaction, (iii) any amounts required to be withheld and/or paid by the Company or any Company Subsidiary with respect to distributions of cash on or prior to the Closing, and (iv) any unpaid Taxes of the Company or any Company Subsidiary with respect to any Tax periods ending on or prior to the Closing Date and, with respect to any Tax period that begins on or prior to the Closing Date and ends after the Closing Date (other than U.S. federal and state income taxes of LandCo or MusicCo), the portion of such Tax period through and including the Closing Date. The Company Tax Amount shall be adjusted to give appropriate effect to payments made by the Company to the appropriate Taxing Authority in respect of the above items between the date hereof and the Effective Time.

(e) [Intentionally Omitted].

(f) "ERI Consideration" shall be equal to $4.7 million dollars.

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(g)   "ERI Option Rollover Amount" shall mean an amount equal to the excess, if any, of (i) the product obtained by multiplying the ERI Per Share Consideration by the aggregate number of shares of common stock of ERI subject to ERI Options outstanding as of immediately prior to the Effective Time that have exercise prices per share of common stock of ERI that are less than the ERI Per Share Consideration (whether or not such ERI Options are then vested or exercisable) over (ii) the aggregate value, for each ERI Option outstanding as of immediately prior to the Effective Time that has an exercise price per share of common stock of ERI that is less than the ERI Per Share Consideration, of the exercise price per share of common stock of ERI subject to such ERI Option (whether or not each such ERI Option is then vested or exercisable).

(h)   [Intentionally Omitted].

(i)   "ERI Per Share Consideration" shall mean an amount equal to the quotient obtained by dividing the ERI Consideration by the aggregate number of shares of ERI Stock (as defined herein) issued and outstanding immediately prior to the Subsidiary Merger (other than shares of ERI Stock held by the Company, Diversified (as defined herein), Diversified LLC (as defined herein) or Buyer).

(j)   [Intentionally Omitted].

(k)   [Intentionally Omitted].

(l)   "Estimated Closing Indebtedness" shall mean the Company's good faith estimate of Indebtedness of the Company as of the Closing Date as set forth in a schedule provided by the Company to Buyer no later than three (3) Business Days prior to the Closing Date.

(m)   "Estimated Seller Expenses" shall mean the estimate of Seller Expenses as agreed in good faith by the Company and the Buyer no later than three (3) business days prior to the Closing Date.

(n)   "Estimated Working Capital Amount" shall mean the Company's good faith estimate of Working Capital as set forth in a written statement (the "Statement of Estimated Working Capital") sent to Buyer on or before the second business day prior to the Effective Time, such estimate to be derived from an accompanying detailed balance sheet and prepared in accordance with United States generally accepted accounting principles ("GAAP") on a basis consistent with the Company 2005 Financial Statements.

(o)   "Fully Diluted Company Stock Number" shall equal the sum of (a) the number of shares of Class A Common Stock, $1.00 par value per share, of the Company (the "Class A Common") outstanding as of immediately prior to the Effective Time, (b) the number of shares of Class B Common Stock, $1.00 par value per share, of the Company (the "Class B Common" and together with the Class A Common, the "Company Stock"), outstanding as of immediately prior to the Effective Time, and (c) the number of shares of Company Stock underlying all options to purchase Company Stock ("Company Options") outstanding as of immediately prior to the Effective Time.

(p)   "Indebtedness" of any Person shall mean, without double counting, (a) all liabilities and obligations, contingent or otherwise, of any such Person, including, without limitation, penalties, interest and premiums: (i) in respect of borrowed money, or (ii) evidenced by bonds, notes, debentures or similar instruments, or (iii) for the payment of money relating to a capitalized lease obligation, or (iv) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; and (b) all liabilities and obligations of others of the kind described in the preceding clause (a) that such Person has guaranteed or which are secured by an encumbrance on any assets or property of such Person.

(q)   [Intentionally Omitted].

(r)   "Per Share Merger Consideration" shall equal the result obtained by dividing the Total Consideration by the Fully Diluted Company Stock Number.

(s)   [Intentionally Omitted].

(t)   "Seller Expenses" shall mean the aggregate amount of (a) any and all legal, accounting, consulting, investment banking, financial advisory, brokerage, insurance brokerage and other fees incurred by the Company, or incurred by the Company on behalf of MusicCo, LandCo or any other Company Subsidiary or, to the extent reimbursable or payable by the Company, any Company Shareholder (or for which the Company, MusicCo, LandCo or any other Company Subsidiaries may pay or reimburse others or may otherwise be obligated to pay or reimburse others or may be or may become liable) in connection with the Original Merger Agreement, this Agreement, the Purchase Agreement, the Merger, the Subsidiary Merger, the Contribution, the LandCo Dividend, the Purchase or any of the transactions contemplated hereby or thereby, (b) the Company Tax Amount, and (c) all amounts and premiums paid by the Company or incurred by the Company on behalf of MusicCo, LandCo or any other Company Subsidiary in connection with the Insurance Policies (as defined herein).

(u)   [Intentionally Omitted].

(v) "Target Working Capital Amount" shall equal $10.5 million dollars.

(w) "Total Consideration" shall equal (i) $80 million dollars, minus (ii) the amount of Estimated Seller Expenses, minus (iii) the Estimated Closing Indebtedness, together with all accrued interest and prepayment fees and penalties payable in connection with the satisfaction and extinguishment, as of the Effective Time, of all indebtedness and obligations represented thereby in accordance with the terms thereof, plus (iv) the difference between the Target Working Capital Amount and the Estimated Working Capital Amount and minus (v) the ERI Option Rollover Amount.

(x) "Working Capital" shall mean (i) all current assets of the Company on a consolidated basis as of immediately prior to the Effective Time, after giving effect to the Contribution (as determined in accordance with GAAP applied on a basis consistent with the Company 2005 Financial Statements) minus (ii) all current liabilities of the Company on a consolidated basis as of immediately prior to the Effective Time, after giving effect to the Contribution (as determined in accordance with GAAP applied on a basis consistent with the Company 2005 Financial Statements) and all liabilities of the Company or ERI for any severance, retention, bonus or other similar payment which will become payable as a result of the Merger, Subsidiary Merger, Contribution or Purchase; provided, however that for the purposes of calculating Working Capital, current liabilities shall not include amounts to the extent deducted from the calculation of Total Consideration in accordance with clauses (ii) or (iii) of Section 2.1(w) to the extent that such items would otherwise be current liabilities.

2.2   Conversion of Capital Stock. At the Effective Time, and upon the terms and subject to the conditions of this Agreement by virtue of the Merger and without any action on the part of the holder of any shares of Company Stock, the Buyer or the members of Sub:

(a) Membership Interests of Sub. Each membership interest of Sub shall be converted into a share of Class A Common of the Surviving Entity.

(b) Cancellation of Treasury Stock. All shares of Company Stock that are owned by the Company as treasury stock, if any, shall be cancelled and retired and shall cease to exist and no stock of the Buyer or other consideration shall be delivered in exchange therefor.

(c) Company Stock. Subject to Sections 2.3 and 2.7, each share of Company Stock issued and outstanding as of immediately prior to the Effective Time (other than shares of Company Stock cancelled in accordance with Section 2.2(b) and any Dissenting Shares (as defined in Section 2.7(a))) shall be converted into the right to receive the Per Share

Merger Consideration, in cash. All such shares of Company Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate formerly representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration pursuant to this Section 2.2(c), upon the surrender of such certificate and the other documents referred to in Section 2.3(b), in accordance with such section (collectively, the "Merger Consideration"). Section 2.2(c) of the disclosure schedule executed and delivered by the Company to the Buyer (the "Disclosure Schedule") concurrently with the execution and delivery of the Original Merger Agreement sets forth a list of all holders of Company Stock (each, a "Company Shareholder") outstanding as of March 10, 2006 (the "Record Date") as such names appear on the stock transfer books of the Company as of such date and the number of shares of Company Stock held by each such Company Shareholder. Not later than three (3) business days prior to the Closing Date, the Company shall deliver to the Buyer an update to Section 2.2(c) of the Disclosure Schedule (the "Interim Update"), which update shall also set forth (A) the aggregate Per Share Merger Consideration to be paid to each such Company Shareholder in accordance with the terms hereof and in the manner provided herein, subject to withholding as described in Section 2.3(f) (such applicable amount, with respect to each Company Shareholder, the "Aggregate Per Share Merger Consideration"); and (B) that portion of such Company Shareholder's Aggregate Per Share Merger Consideration to be delivered to the Escrow Agent (as defined below) pursuant to Section 2.8 as part of the Escrow Amount (such amount, with respect to each Company Shareholder, the "Aggregate Allocable Portion of the Escrow Amount"); provided, however, that the Company and Buyer shall agree to further update Section 2.2(c) of the Disclosure Schedule immediately prior to the Closing Date to give effect to (1) the exercise between the date of the Interim Update and the Effective Time of any currently outstanding Company Options under the terms thereof and (2) any transfers of shares of outstanding Company Stock on the stock transfer books of the Company between the Interim Update and the Effective Time. The Aggregate Allocable Portion of the Escrow Amount for any Company Shareholder, divided by the Escrow Amount, is hereinafter referred to as such Company Shareholder's "Ownership Percentage Interest."

(d)   [Intentionally Omitted].

(e)   Company and ERI Stock Options. All Company Options and ERI Options (as defined herein) which are outstanding and not exercised as of the Effective Time will be assumed by the Buyer in accordance with the provisions of Section 8.7.

2.3   Exchange of Certificates.

(a)   Paying Agent. Prior to the Closing Date, Buyer shall designate a bank or trust company to act as paying agent hereunder (the "Paying Agent"). As soon as practicable after the Effective Time, the Buyer shall deposit with or for the account of the

Paying Agent, for the benefit of the Company Shareholders, cash in an amount equal to the Total Consideration less the initial Escrow Amount (as defined herein).

(b) <u>Exchange Procedures</u>. As soon as practicable after the Effective Time, the Buyer will instruct the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (the "Certificates") that were converted pursuant to Section 2.2(c) into the right to receive the Merger Consideration, (i) a letter of transmittal (which shall be in the form of Exhibit E hereto (the "Letter of Transmittal")), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The delivery of the Aggregate Per Share Merger Consideration which any Company Shareholder is otherwise entitled to receive shall be conditioned upon the execution and delivery of the Letter of Transmittal and subject to Section 2.8. Upon surrender of a Certificate for cancellation to the Paying Agent together with a duly executed Letter of Transmittal, and such other customary documents as may be required pursuant to such instructions, subject to Section 2.8, the holder of such Certificate shall be entitled to receive in exchange therefor an amount equal to the Aggregate Per Share Merger Consideration which such holder has the right to receive in accordance with Section 2.2(c) in respect of the shares of Company Stock formerly evidenced by such Certificate. Subject to Section 2.3(d), in the event of a transfer of ownership of shares of Company Stock which is not registered in the transfer records of the Company as of the Effective Time, the Paying Agent may exchange a Certificate evidencing such Company Stock for the Aggregate Per Share Merger Consideration in respect of such Certificate, subject to Section 2.8, if such Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 2.3(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Stock will be deemed, from and after the Effective Time, for all corporate purposes, to represent only the right to receive upon surrender, subject to Section 2.8, the Aggregate Per Share Merger Consideration in respect of such shares of Company Stock formerly represented thereby, in accordance with the terms of this Agreement.

(c)   [Intentionally Omitted].

(d) <u>Transfers of Ownership</u>. If payment for any shares of Company Stock is to be made in a name other than that in which the Certificate surrendered in exchange therefore is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to the Buyer or any agent designated by it any transfer or other Taxes (as defined herein) required by reason of the payment for shares of Company Stock in any name other than that of the registered holder of the Certificate surrendered, or have established to the satisfaction of the Buyer or any agent designated by it that such tax or Taxes have been paid or are not payable.

(e)   <u>Termination of Exchange Fund</u>. At any time following the first anniversary of the Effective Time, the Buyer shall be entitled to require the Paying Agent to deliver to it any portion of the Merger Consideration which had been made available to the Paying Agent and which has not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Buyer (subject to abandoned property, escheat or other similar law) with respect to such holders' portion of the Merger Consideration upon due surrender of their Certificates, without any interest thereon.

(f)   <u>Withholding Rights</u>. The Buyer, the Surviving Entity or the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any person who was a holder of Company Stock immediately prior to the Effective Time such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code") and the rules and regulations promulgated thereunder, or any provision of state, local or non-United States tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of Company Stock.

2.4   <u>Closing of Company Transfer Books</u>. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Stock shall thereafter be made.

2.5   [Intentionally Omitted].

2.6   <u>No Liability</u>. Notwithstanding any other provision of this Agreement, neither the Buyer, the Surviving Entity, the Buyer's transfer agent nor any other Person (as defined herein) shall be liable for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar laws.

2.7   <u>Dissenting Shares</u>.

(a)   Notwithstanding any other provision of this Agreement to the contrary, shares of Company Stock that are outstanding immediately prior to the Effective Time and which are held by Company Shareholders who shall have given due notice of intention to demand payment of the fair value of their shares and who shall have refrained from voting in favor of the Merger in accordance with Subchapter D of Chapter 15 of the PBCL and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger

Consideration. Such Company Shareholders shall be entitled to receive payment of the appraised value of such shares of Company Stock held by them in accordance with the provisions of such Subchapter D, except that all Dissenting Shares held by Company Shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under such Subchapter D shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without interest, the Merger Consideration upon surrender, in the manner provided in Section 2.3(b), of the certificate or certificates which immediately prior to the Effective Time represented such shares of Company Stock and the delivery of the other documents required to be delivered pursuant to such Section 2.3(b) and, if applicable, Section 2.3(d).

(b)   The Company shall give the Buyer (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the PBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the PBCL. The Company shall not, except with the prior written consent of the Buyer, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

2.8   Escrow.

(a)   At the Closing, cash in an amount equal to $19 million otherwise payable to the Company Shareholders in the Merger shall be deducted on a pro rata basis from all payments of Merger Consideration to be made to Company Shareholders and shall be delivered to Wilmington Trust Company, as escrow agent (the "Escrow Agent"), under the Escrow Agreement for the creation of an escrow (the "Escrow Account"). Such amount of cash together with any amounts that may be deposited into the Escrow Account as a result of any payments made pursuant to Section 2.9(b) shall be called the "Escrow Amount." As more fully set forth in the Escrow Agreement, and subject to the terms thereof, the Escrow Amount shall be reduced on the dates set forth below (each, a "Release Date") such that the Escrow Amount immediately after such release will be as listed below. It being understood that if the Escrow Amount, on any Release Date, is less than the corresponding amount to which the Escrow Amount is to be reduced, no release of cash shall occur until the next Release Date.

Release Date	Reduced Escrow Amount
18 months after the Closing Date	the sum of $12.5 million plus the Withheld Amounts (as defined below) as of such date
36 months after the Closing Date	the sum of $4.0 million plus the Withheld Amounts as of such date

On each Release Date, Escrow Amounts, in excess of the Reduced Escrow Amount set forth opposite such Release Date shall be distributed to the Representative on behalf of the Company Shareholders. The term "Withheld Amounts" shall mean the aggregate amount, as of the date for the determination hereof, of (i) all amounts that the Escrow Agent is then required to pay to Buyer pursuant to the terms of the Escrow Agreement, plus (ii) all amounts specified in notices of claim received by the Escrow Agent as of such date and not then paid.

(b)   The Escrow Amount (or any portion thereof) shall be distributed to the Representative, on behalf of the Company Shareholders, and the Buyer at the time, and upon the terms and conditions set forth in the Escrow Agreement. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Company Shareholders shall constitute approval by such Company Shareholders, as specific terms of the Merger, and the irrevocable agreement of such Company Shareholders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including without limitation the deposit of the Escrow Amount into the Escrow Account, the indemnification obligations set forth in Article X hereof and the appointment and sole authority to act on behalf of the Company Shareholders of the Representative, as provided for herein and in the Escrow Agreement.

2.9   Working Capital Adjustment

(a)   As soon as practicable, but in any event not more than ninety (90) days after the Effective Time, Buyer shall prepare and deliver to the Representative a statement of the Working Capital (the "Closing Statement of Working Capital"), to be derived from an accompanying detailed balance sheet and prepared in accordance with GAAP on a basis consistent with the Company 2005 Financial Statements, setting forth the amount of Working Capital (the "Closing Working Capital Amount"). An illustration of the computation of the Estimated Working Capital Amount and resulting adjustment to Total Consideration as provided by this Section 2.9 is set forth in Section 2.9(a) of the Disclosure Schedule.

(b)   Subject to Section 2.9(d), after the Closing, the Total Consideration shall be adjusted to reflect (1) the difference between (x) the Estimated Working Capital Amount and (y) the Closing Working Capital Amount. Subject to the foregoing:

(i)   if the Closing Working Capital Amount is more than the Estimated Working Capital Amount as set forth in the Statement of Estimated Working Capital, Buyer shall pay the difference in cash into the Escrow Account; and

(ii)   if the Closing Working Capital Amount is less than the Estimated Working Capital Amount as set forth in the Statement of Estimated Working Capital, the Escrow Agent shall pay such difference in cash from the Escrow Account to the Buyer.

(c)   Subject to Section 2.9(d), payments required pursuant to Section 2.9(b) shall be made within thirty (30) days after the date of receipt by the Representative of the Closing Statement of Working Capital (or, if such day is not a business day, on the next succeeding business day). Any payments made pursuant to Section 2.9(b) shall be made by wire transfer of immediately available funds to one or more accounts specified at least two (2) business days prior to such date by the Buyer or the Escrow Agent, as applicable. Any such payment shall be made together with interest thereon at the applicable federal rate for short term instruments (as defined in the Code), payable for the period commencing on the Closing Date and ending on the day immediately prior to the date such payment is made.

(d)   The Representative may dispute any amounts reflected on the Closing Statement of Working Capital; provided, however, that the Representative shall notify Buyer in writing (the "Dispute Notice") of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, including why the Representative believes such amount was not prepared in accordance with GAAP applied on a basis consistent with the Company 2005 Financial Statements, within thirty (30) days of the Representative's receipt of the Closing Statement of Working Capital. The Representative shall submit only one (1) Dispute Notice containing all disputed items. If the Representative does not deliver a Dispute Notice within thirty (30) days after the date of receipt by the Representative of the Closing Statement of Working Capital, the Closing Statement of Working Capital shall be deemed to be final, conclusive and binding on the parties. In the event the Representative delivers to Buyer a Dispute Notice within the required time, Buyer and the Representative shall attempt to reconcile their difference, and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If Buyer and the Representative are unable to reach a resolution with such effect within thirty (30) days of the receipt by Buyer of the Dispute Notice, on the written demand of the Representative, the items remaining in dispute shall be submitted for resolution to Ernst & Young LLP or if Ernst & Young LLP is unavailable or unable to perform the services described herein, a replacement independent accounting firm reasonably acceptable to both Buyer and the Representative (the "Accounting Arbitrator") who shall arbitrate any such disputes. Within sixty (60) days after his or her appointment, the Accounting Arbitrator shall make a final written determination and award, upon such remaining disputed items, and such determination and award shall be final, binding and conclusive on the parties hereto, and may be entered and enforced in any court having jurisdiction. All fees and expenses of the Accounting Arbitrator in conducting the assignment shall be allocated between the Buyer and the Company Shareholders such that the amount paid by the Company Shareholders bears the same proportion that the aggregate dollar amount unsuccessfully disputed by the Representative bears to the total dollar amount of the disputed items that were submitted for resolution to the Accounting Arbitrator, and Buyer shall pay the balance. The arbitration shall

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be held in accordance with the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association then in effect, except as modified herein.

(e)   Notwithstanding any dispute pursuant to Section 2.9(d) of any amounts payable pursuant to Section 2.9(b), the applicable party shall at the time specified in Section 2.9(c) pay that portion of the amounts payable by it pursuant to Section 2.9(b) that are not subject at the time of such payment to any dispute. Any amount payable following resolution of a matter specified in a Dispute Notice shall be paid within five (5) business days following the resolution thereof.

(f)   During the periods in which the Closing Statement of Working Capital or the Dispute Report are being prepared, each party shall provide each other, including their Representatives, with reasonable access, during normal business hours and without disruption to their day-to-day business, to such of their respective books, records and facilities pertaining to the Company and the transactions contemplated hereby as may be reasonably necessary in connection with the adjustment contemplated by this Section 2.9.

ARTICLE III

CERTAIN PRE-MERGER TRANSACTIONS

3.1   Contribution. Prior to the Effective Time, and pursuant to and in accordance with the terms of the Purchase Agreement, the Company, MusicCo, LandCo and the applicable MusicCo Subsidiaries will consummate the Contribution. The Company and Purchaser agree that the Purchase Agreement will not be amended, supplemented, modified or terminated, nor will either of the Company or Purchaser waive any of the provisions thereof, without the prior written consent of Buyer. Notwithstanding the foregoing or any other provision herein or in the Purchase Agreement, the Company, Purchaser, MusicCo, LandCo, Buyer and Sub hereby agree that (i) each reference to the Merger Agreement in the Purchase Agreement shall refer to this Agreement, (ii) the reference in the first recital of the Purchase Agreement to "the merger of the Company with and into Sub, with Sub being the surviving entity," is deemed to refer to the merger of Sub with and into the Company, with the Company being the surviving entity, as contemplated by this Agreement, (iii) the covenant of the Company in Section 7.02 of the Purchase Agreement to change its corporate name to a name which does not include the words "Allen Organ" or "Allen Organ Company" shall be satisfied if the Company affects such name change as promptly as practicable after the Effective Time and (iv) the time period for delivery by MusicCo of the draft income Tax Returns to Buyer referenced in the third sentence of Section 1.1(a) of the Tax Matters Addendum, attached as a schedule to Section 7.06 of the Purchase Agreement, shall be not less than thirty (30) days prior to the due date of such tax returns (taking into account any valid extensions of time for filing).

3.2   Purchase. Prior to the Effective Time, and pursuant to and in accordance with the terms of the Purchase Agreement, the Company will sell to Purchaser and Purchaser will purchase from the Company, all of the MusicCo Interests.

3.3   Merger of ERI.

(a)   [Intentionally Omitted].

(b)   Prior to the Effective Time, the Company shall have (i) taken all actions necessary to merge Diversified ERI LLC ("Diversified LLC"), a direct newly-formed wholly owned subsidiary of Allen Diversified, Inc. ("Diversified"), which is a direct wholly-owned subsidiary of the Company, with and into Eastern Research, Inc., a New Jersey corporation and subsidiary of Diversified ("ERI"), in accordance with (A) the provisions of Section 18-209 of the Delaware LLC Act, Subsection 14A:10-14 of the New Jersey Business Corporation Act (the "NJBCA"), with the results that the separate existence of Diversified LLC shall have ceased and ERI shall continue as the surviving entity in such merger as a wholly owned subsidiary of Diversified and (B) a certificate of merger substantially in the form of Exhibit F hereto (the "ERI Merger Certificate") and providing for an effective time of such merger (the "Subsidiary Merger") prior to the Effective Time, including causing all shares of ERI Stock held by it or any Company Subsidiary to be voted in favor of the Subsidiary Merger and (ii) filed the ERI Merger Certificate with the New Jersey Department of Treasury, Division of Revenue and the Secretary of State of the State of Delaware.

(c)   Subject to Sections 3.3(b) and 3.3(h), (i) each share of common stock of ERI, $.002 par value (the "ERI Stock") issued and outstanding as of immediately prior to the effective time of the Subsidiary Merger (other than shares of ERI Stock held by the Company, Diversified, Diversified LLC or Buyer) shall be converted into the right to receive the ERI Per Share Consideration. All such shares of ERI Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate formerly representing any such shares shall cease to have any rights with respect thereto, except the right to receive the ERI Per Share Consideration pursuant to this Section 3.3(c), upon the surrender of such certificate and the other documents referred to in Section 3.3(h), in accordance with such section. Section 3.3(c) of the Disclosure Schedule sets forth a list of all holders of ERI Stock (each an "ERI Shareholder") outstanding as of March 15, 2006 (the "ERI Record Date") as such names appear on the stock transfer books of ERI as of such date and the number of shares of ERI Stock held by each such ERI Shareholder. Not less than three (3) business days prior to the Closing Date, the Company shall deliver to the Buyer an update to Section 3.3(c) of the Disclosure Schedule (the "ERI Interim Update"), which update shall also set forth with respect to each holder of ERI Stock, the aggregate ERI Per Share Consideration to be paid to each such ERI Shareholder in accordance with the terms hereof and in the manner provided herein, subject to withholding as described in Section 3.3(l), provided,

<u>however</u>, that the Company and Buyer shall agree to further update Section 3.3(c) of the Disclosure Schedule immediately prior to the Closing Date to give effect to (i) the exercise between the date of the ERI Interim Update and the Effective Time of any currently outstanding ERI Options under the terms thereof and (ii) any transfers of shares of outstanding ERI Stock on the stock transfer books of ERI between the ERI Interim Update and the Effective Time.

(d)   [Intentionally Omitted].

(e)   Each membership interest of Diversified LLC shall be converted into a share of common stock of ERI.

(f)   All shares of ERI Stock that are immediately prior to the effective time of the Subsidiary Merger (i) owned by ERI as treasury stock, if any, (ii) owned by Buyer or any Subsidiary of Buyer or (iii) owned by the Company or any Company Subsidiary (including MusicCo and LandCo) shall be cancelled and retired and shall cease to exist and no stock of the Buyer or other consideration shall be delivered in exchange therefor.

(g)   As soon as practicable after the Effective Time, the Company shall cause Diversified to deposit with or for the account of the Paying Agent, for the benefit of the ERI Shareholders, an amount of cash equal to the ERI Consideration.

(h)   As soon as practicable after the Effective Time, Diversified will instruct the Paying Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of ERI Stock (the "ERI Certificates") that were converted pursuant to Section 3.3(c) into the right to receive the ERI Per Share Consideration (such holders referred to collectively herein as the "ERI Minority Shareholders"), (i) a letter of transmittal (which shall be in the form of Exhibit G hereto (the "ERI Letter of Transmittal")), and (ii) instructions for use in effecting the surrender of the ERI Certificates in exchange for the ERI Per Share Consideration. The delivery of the ERI Per Share Consideration which any ERI Shareholder is otherwise entitled to receive shall be conditioned upon the execution and delivery of the ERI Letter of Transmittal. Upon surrender of an ERI Certificate for cancellation to the Paying Agent together with a duly executed ERI Letter of Transmittal, and such other customary documents as may be required pursuant to such instructions, the holder of such ERI Certificate shall be entitled to receive in exchange therefor an amount equal to the aggregate ERI Per Share Consideration which such holder has the right to receive in accordance with Section 3.3(c) in respect of the shares of ERI Stock formerly evidenced by such ERI Certificate, after giving effect to any tax withholdings required by applicable Law (as defined herein), and the ERI Certificate so surrendered shall forthwith be cancelled. Subject to Section 3.3(j), in the event of a transfer of ownership of shares of ERI

Stock which is not registered in the transfer records of ERI as of the Effective Time, the Paying Agent may exchange a Certificate evidencing such ERI Stock for the aggregate ERI Per Share Consideration in respect of such Certificate, if such Certificate is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 3.3(h) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding ERI Certificate that, prior to the Effective Time, represented shares of ERI Stock will be deemed, from and after immediately prior to the Effective Time, for all corporate purposes, to represent only the right to receive upon surrender, the aggregate ERI Per Share Consideration in respect of such shares of ERI Stock formerly represented thereby, in accordance with the terms of this Agreement.

(i)   [Intentionally Omitted].

(j)   If payment for any shares of ERI Stock is to be made in a name other than that in which the ERI Certificate surrendered in exchange therefore is registered, it will be a condition to the issuance thereof that the ERI Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to the Buyer or any agent designated by it any transfer or other Taxes (as defined herein) required by reason of the payment for shares of ERI Stock in any name other than that of the registered holder of the ERI Certificate surrendered, or have established to the satisfaction of the Company or any agent designated by it that such tax or Taxes have been paid or are not payable.

(k)   At any time following the first anniversary of the Effective Time, the Buyer shall be entitled to require the Paying Agent to deliver to it any portion of the aggregate ERI Per Share Consideration which had been made available to the Paying Agent and which has not been disbursed to holders of ERI Certificates, and thereafter such holders shall be entitled to look only to the Buyer (subject to abandoned property, escheat or other similar law) with respect such holders' portion of the ERI Consideration upon due surrender of their ERI Certificates, without any interest thereon.

(l)   Diversified, ERI or the Paying Agent shall be entitled to deduct and withhold from the ERI Per Share Consideration otherwise payable pursuant to this Agreement to any person who was a holder of shares of ERI Stock immediately prior to the Effective Time such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-United States tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of ERI Stock.

(m) [Intentionally Omitted].

3.4   LandCo Dividend. After the date of this Agreement, and pursuant to and in accordance with the terms of the Purchase Agreement, and prior to the Closing, the Company shall contribute the LandCo Assets to LandCo and declare the LandCo Dividend. In connection with the contribution of LandCo Assets to LandCo, LandCo shall assume the LandCo Liabilities.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Disclosure Schedule, the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Company and, with respect to matters relating to MusicCo or LandCo, MusicCo and LandCo, jointly and severally, represent and warrant to the Buyer and Sub that all the statements contained in this Article IV were true and complete as of the date of the Original Merger Agreement, are true and complete as of the date of this Agreement and will be true and complete as of the Closing Date as though made on the Closing Date or, if made as of a specified date, are true and complete as of such date.

4.1   Organization. Each of the Company and each Company Subsidiary is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to operate its assets and to conduct its business as currently conducted. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business as a foreign entity and is in good standing in every jurisdiction where the properties owned, leased or operated, or the business conducted by it, require such qualification, which jurisdictions, as to the Company, Diversified and ERI, are set forth on Sections 4.1(a), (b) and (c) respectively, of the Disclosure Schedule, except for such failures to be so qualified and in good standing which, individually or in the aggregate, would not have a Material Adverse Effect (as defined below). The Company has made available to the Buyer true and complete copies of (i) its Articles of Incorporation (the "Articles") and By-laws (together with the Articles, the "Company Charter Documents"), and the Certificate of Incorporation and By-Laws (or equivalent organization documents) for each Company Subsidiary, each as amended to date and currently in effect, (ii) all of the minute books (containing the records of meetings of shareholders, the board of directors or board of managers, as the case may be, and any committees thereof to date) for the Company and each Company Subsidiary and (iii) the stock or other equity certificate and stock or other equity record books for the Company and each Company Subsidiary. As used in this Agreement, the term "Material Adverse Effect" means any circumstance, condition, change or effect which individually or in the aggregate is or would reasonably be expected to (a) be materially adverse to the business, operations, financial condition or results of operation of ERI or (b) have a material adverse effect on the Company's or ERI's ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that none of the following shall be deemed to constitute a Material Adverse Effect: (i) changes after the date hereof in laws, rules or regulations or published interpretations thereof by courts or governmental authorities or in GAAP, in any such case applicable to entities engaged in the same activities as the Company and ERI generally, (ii) any effect resulting from the announcement of this Agreement or the transactions contemplated hereby, (iii) any effect resulting from any action or omission of the Company taken or omitted to be taken pursuant to the terms of this Agreement or at the written direction of the Buyer, (iv) expenses and costs incurred in connection with the transactions contemplated hereby, (v) changes after the date hereof in general economic conditions in the United States and (vi) changes after the date hereof in or relating to the industries in which the Company or ERI operate, which changes in the case of clauses (v) and (vi) do not affect the Company or ERI to a disproportionate degree relative to other entities operating in such industries; and provided, further, that none of the following shall be deemed to constitute, in and of itself, but in combination with other circumstances, conditions, changes or effects may constitute a Material Adverse Effect: (A) the report by the Company of net sales for ERI for each fiscal quarter of 2006 ending after the date hereof of at least 80% of those for each such fiscal quarter set forth in the 2006 Company Plan (however, the circumstances, conditions, changes or effects underlying each report referred to in clause A of this sentence may be considered in the determination of whether a Material Adverse Effect shall have occurred) or (B) any change in the financial condition or announced business strategy of a single Major Customer other than Sprint Nextel. Notwithstanding the foregoing, the occurrence of either of the events described in clause A or clause B of the preceding sentence may not be combined with any of the exceptions to the definition of Material Adverse Effect enumerated in (i) through (vi) above to permit Buyer to assert a Material Adverse Effect.

4.2   Subsidiaries. A true, complete and correct list of all of the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary, the authorized capitalization of each Company Subsidiary, and identifying each holder of the capital stock of each Company Subsidiary and the amount of each Company Subsidiary's outstanding capital stock owned by each such holder, is included in Section 4.2 of the Disclosure Schedule. Except as set forth therein, (a) the Company does not own or control, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any corporation, partnership, joint venture or other business association or entity and (b) there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of any Company Subsidiary, or any security directly or indirectly convertible into or exchangeable or exercisable for any such shares of capital stock or obliging the Company or any Company Subsidiary to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right commitment or agreement ("Subsidiary Equity Rights").

4.3   Capitalization.

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(a)   The authorized capital stock of the Company consists of (i) 400,000 shares of Class A Common, of which 83,864 were issued and outstanding as of the date of the Original Merger Agreement, and (ii) 3,600,000 shares of Class B Common, of which 1,066,183 were issued and outstanding as of the date of the Original Merger Agreement. As of the date of the Original Merger Agreement, there were outstanding Company Options relating to the purchase of an aggregate of 16,500 shares of Class B Common, all of which were issued pursuant to the Company's Stock Option Plan (the "Company Stock Plan"). All of the issued and outstanding shares of Company Stock have been duly authorized, and are validly issued, fully paid, nonassessable and free of preemptive rights. None of the issued and outstanding shares of the Company Stock has been issued in violation of any applicable federal or state law or any preemptive rights or rights to subscribe for or purchase securities. All shares of Company Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights, and, assuming such issuance prior to the Effective Time, will not have been issued in violation of any applicable federal or state law or any preemptive rights or rights to subscribe for or purchase securities. Each agreement relating in any way to any of the Company Stock or any securities convertible into Company Stock is identified in Section 4.3(a) of the Disclosure Schedule.

(b)   Except as set forth in Section 4.3(b)(i) of the Disclosure Schedule, there are no equity securities of any class or series of the Company, or any security directly or indirectly convertible into or exchangeable or exercisable for any such equity securities of the Company, issued, reserved for issuance or outstanding. Except as set forth in Section 4.3(b)(ii) of the Disclosure Schedule, there are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party, or by which the Company is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company, or any security directly or indirectly convertible into or exchangeable or exercisable for any such shares of capital stock, or obligating the Company to grant, extend or accelerate the vesting of or enter into any such option, warrant, call, right, commitment or agreement ("Equity Rights"). Except for the Voting Agreement and except as identified in Section 4.3(b)(iii) of the Disclosure Schedule, there are no voting trusts, proxies or other agreements or understandings with respect to any Company Stock to which the Company or, to the Knowledge (as defined herein) of the Company, any other Person is a party or by which it or any such other Person is bound. Except as identified in Section 4.3(b)(iv) of the Disclosure Schedule, there are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any Company Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any entity.

(c)   Section 4.3(c) of the Disclosure Schedule lists (i) all holders of record of Company Stock as of the Record Date, as well as the class, series and number of shares of Company Stock held by each such holder and (ii) all holders of Company Options or Equity

Rights as of the date of the Original Merger Agreement, the number of shares of Company Stock subject thereto, and the vesting schedule (including a description of the circumstances under which such vesting schedule can or will be accelerated) and the exercise, conversion or exchange price per share of each such Company Option or Equity Right. No action is required to be taken by the Company, the Company Board, any trustee under the Company Stock Plan or any holder of Company Options to effect the treatment of Company Options described in Section 8.7 hereof. Except as set forth in Section 4.3(c)(iii) of the Disclosure Schedule, no Company Options (or any portion thereof, and including after the Buyer's assumption thereof as described in Section 8.7) will vest (including after conversion of shares of Company Stock in the Merger into the right to receive cash), solely as a result of the Merger.

(d)   Section 4.3(d) of the Disclosure Schedule lists as of the date of the Original Merger Agreement and as of immediately prior to the closing of the Subsidiary Merger (i) all holders of the outstanding shares of ERI Stock, as well as the number of shares of ERI Stock held by each such holder and (ii) all holders of options or other Subsidiary Equity Rights as of the date of the Original Merger Agreement to purchase any shares of the capital stock of ERI ("ERI Options"), the number of shares of ERI Stock subject thereto, and the vesting schedule (including a description of the circumstances under which such vesting schedule can or will be accelerated) and the exercise, conversion or exchange price per share of each such ERI Option. No action is required to be taken by the Company, the Company Board, ERI, the Board of Directors of ERI, any trustee under the stock plan maintained by ERI or any holder of ERI Options, to effect the treatment of ERI Options described in Section 8.7 hereof. Except as set forth in Section 4.3(d)(iii) of the Disclosure Schedule, no ERI Options (or any portion thereof, and including after the Buyer's assumption thereof as described in Section 8.7) will vest solely as a result of the Subsidiary Merger, the Contribution, the Purchase or the Merger.

(e)   Except as set forth in Section 4.3(e) of the Disclosure Schedule, since December 31, 2004, the Company has not declared, nor has there been accrued, any dividend or other distribution with respect to any Company Stock. Since December 31, 2004, ERI has not declared, nor has there been accrued, any dividend or other distribution with respect to any shares of ERI Stock.

(f)   Subject to any rights in and to the Escrow Amount, upon payment of the Merger Consideration as provided for in this Agreement, the Company Shareholders will have no further right or claim against the Company, the Buyer or the Surviving Entity, or any of their respective officers, directors, managers, employees, agents or advisors for any amount owing to the Company Shareholders (i) in such Company Shareholders' capacity as stockholders of the Company, or after the Effective Time, as stockholders of the Buyer in respect of such Company Shareholders' rights as stockholders of the Company, (ii) pursuant to the Articles or the PBCL (except for any rights to appraisal provided pursuant to Subchapter D of Chapter 15 of the PBCL) or (iii) relating to or in connection with the Merger, this Agreement, the Contribution, the Purchase, the Purchase Agreement or the transactions contemplated hereby or thereby.

(g)   Upon filing of the ERI Merger Certificate, the ERI Minority Shareholders shall have no further right or claim with respect to the shares of ERI Stock, except to receive payment of the ERI Per Share Consideration in connection with the Subsidiary Merger, upon payment of which the ERI Minority Shareholders will have no further right or claim against ERI, Diversified, Diversified LLC, the Company, the Surviving Entity or the Buyer, or any of their respective officers, directors, managers, employees, agents or advisors for any amount owing to them (i) in such shareholders' capacities as stockholders of ERI (ii) pursuant to the certificate of incorporation or by-laws of ERI or the NJBCA or (iii) relating to or in connection with the Subsidiary Merger, the Merger, this Agreement, the Contribution, the Purchase, the Purchase Agreement or the transactions contemplated hereby or thereby.

4.4   Authority; No Conflict; Required Filings and Consents.

(a)   The Company and the applicable Company Subsidiaries have all requisite corporate (or analogous entity) power and authority to enter into this Agreement, the Purchase Agreement and the other agreements contemplated hereby and thereby, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company and the applicable Company Subsidiaries of this Agreement, the Purchase Agreement and the other agreements contemplated hereby and thereby, the performance by the Company and the applicable Company Subsidiaries of their obligations hereunder and thereunder and the consummation by the Company and the applicable Company Subsidiaries of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate (or analogous entity) action on the part of the Company and the applicable Company Subsidiaries, subject, in the case of such consummation, only to the Shareholder Approval Actions (as defined herein). Each of this Agreement and the Purchase Agreement has been duly executed and delivered by the Company and the applicable Company Subsidiaries and, assuming the due authorization, execution and delivery of this Agreement by the Buyer and Sub and the due authorization, execution and delivery of the Purchase Agreement by MusicCo and the applicable MusicCo Subsidiaries, constitutes a valid and binding obligation of the Company and the applicable Company Subsidiaries, enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

(b)   (i) The affirmative vote or action by written consent of the holders of a majority of the outstanding shares of Class A Common, voting or consenting as a single class, (ii) the affirmative vote or action by written consent of the holders of a majority of the outstanding shares of Class B Common, voting or consenting as a single class, and (iii) solely to approve the Subsidiary Merger, the affirmative vote or action by written consent of the holders of a majority of ERI Stock and the affirmative vote or action by written consent of the holders of greater than 50% of the membership interests of Diversified LLC, are the only actions by the holders of any class or series of Company Stock or holders of any equity interest in the Company Subsidiaries necessary to approve and adopt this Agreement, the Purchase Agreement, the Merger, the Contribution, the Purchase, and the other transactions contemplated hereby and thereby (such votes, actions and requests, the "Shareholder Approval Actions").

(c) The Company Board, by the unanimous vote of those members present at the meeting of the Company Board on July 31, 2006, has (i) approved this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the other transactions contemplated hereby and thereby, (ii) determined that this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase, and the other transactions contemplated hereby and thereby are fair to and in the best interests of the holders of Company Stock and declared the advisability of this Agreement and the Purchase Agreement, and (iii) determined to recommend that the Company Shareholders vote in favor of approval and adoption of this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the other transactions contemplated hereby and thereby. The shares of Company Stock held by the Company Shareholders listed on the signature pages of the Voting Agreement represent (i) at least 98.33% of the shares of Class A Common outstanding as of the date of the Original Merger Agreement and (ii) at least 27.45% of the shares of Class B Common outstanding as of the date of the Original Merger Agreement. The analogous governing bodies of the Company Subsidiaries, to the extent required, have each unanimously (x) approved this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the other transactions contemplated hereby and thereby, as applicable, (y) determined that this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the other transactions contemplated hereby and thereby, as applicable, are fair to and in the best interests of their respective equity holders and declared the advisability of this Agreement and the Purchase Agreement, as applicable, and (iii) determined to recommend that their respective equity holders vote in favor of approval and adoption of this Agreement, the Merger, the Purchase Agreement, the Contribution, the LandCo Dividend, the Purchase and the other transactions contemplated hereby and thereby, to the extent any such vote is required.

(d) Subject to obtaining the approval and adoption by the Company Shareholders of the Shareholder Approval Actions and compliance with the requirements set forth in Section 4.4(e), neither the execution and delivery by the Company or the applicable Company Subsidiaries of this Agreement or the Purchase Agreement, nor the performance by the Company or the applicable Company Subsidiaries of their obligations hereunder and under the Purchase Agreement, nor consummation by the Company or the applicable Company Subsidiaries of the transactions contemplated hereby or thereby will (i) conflict with, or result in any violation or breach of any provision of the Company Charter Documents or the Certificates of Incorporation or By-Laws (or equivalent organizational documents) of the Company Subsidiaries, (ii) except as set forth on Section 4.4(d)(ii) of the Disclosure Schedule, conflict with, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default or give rise to a payment obligation, termination or right of termination, cancellation or right of cancellation, acceleration or right of acceleration, of any right or obligation or loss of any benefit, under the terms, conditions or provisions of any note, bond, mortgage, or Contract (as defined herein) to which the Company or the applicable Company Subsidiaries is a party or by which they or any of their properties or assets may be bound, including in order (A) for the Company to continue to enjoy, except as contemplated by the Purchase Agreement, the benefits of or exercise any right or (B) to assign to MusicCo or the applicable MusicCo Subsidiaries all of the MusicCo Assets or for MusicCo or the applicable MusicCo Subsidiaries to assume all of the MusicCo Liabilities, or (c) to assign to LandCo all of the LandCo Assets or for LandCo to assume all of the LandCo Liabilities, or (iii) conflict with or violate any Permit (as defined herein), Order (as defined herein) or Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets, except, in the case of (ii), for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which would not, either individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect.

(e)   No Consent (as defined herein) of any Governmental Entity (as defined herein) or any third party, including any party to any Contract with the Company or any Company Subsidiaries, is required by or with respect to the Company or any Company Subsidiaries in connection with the execution and delivery of this Agreement or the Purchase Agreement, the performance of the Parties' obligations hereunder and thereunder or the consummation of the transactions contemplated hereby or thereby, except for (i) Orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities Laws, (ii) any Consents set forth on Section 4.4(e) of the Disclosure Schedule; (iii) the filing of the Articles of Merger and Certificate of Merger, and (iv) the filing of the ERI Merger Certificate.

4.5   Financial Statements; Filings.

(a)   Included in Section 4.5(a) of the Disclosure Schedule are true and correct copies of consolidated statements of financial position of the Company as at December 31, 2002, December 31, 2003 and December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flow for each of the fiscal years then ended, including the notes thereto, together with the report thereon of the Company's independent auditors (the "Company Historical Financial Statements"). The Company delivered to the Buyer, on July 30, 2006, consolidated statements of financial position of the Company as at December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flow for the fiscal year ended December 31, 2005, including the notes thereto (the "Company 2005 Financial Statements" and, together with the Company Historical Financial Statements, the "Financial Statements"). The Financial Statements fairly present the financial condition and the results of operations, changes in stockholders' equity and cash flows of the Company and its Subsidiaries as at the respective dates and for the periods referred to in such financial statements, all in accordance with GAAP applied on a basis consistent with prior periods, subject in the case of interim statements to normal recurring year-end adjustments that are not likely to be material in amount and the absence of notes. For the purposes of this Section 4.5(a), from and after the expiration of the Buyer's right to terminate this Agreement pursuant to Section 11.1(g) hereof (provided that this Agreement has not been terminated pursuant to Section 11.1(g)), upon delivery, of the 2005 Audited Restated Financial Statements (as defined herein) pursuant to Section 8.11(b), each reference in this Section 4.5(a) to the "Company 2005 Financial Statements" shall refer to the "2005 Company Audited Financial Statements" (as defined herein).

(b)   Included in Section 4.5(b) of the Disclosure Schedule are true and correct copies of statements of financial position of ERI as at December 31, 2004, and the related statements of income, changes in stockholders' equity and cash flow for the fiscal year ended December 31, 2004, including the notes thereto, together with the report thereon of ERI's independent auditors (the "ERI Historical Financial Statements"). The Company delivered to the Buyer, on July 30, 2006, statements of financial position of ERI as at December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flow for the fiscal year ended December 31, 2005, including the notes thereto (the "ERI 2005 Financial Statements" and, together with the ERI Historical Financial Statements, the "ERI Financial Statements"). The ERI Financial Statements fairly present the financial condition and the results of operations, changes in stockholders' equity and cash flows of ERI as at the respective dates and for the periods referred to in such financial statements, all in accordance with GAAP applied on a basis consistent with prior periods, subject in the case of interim statements to normal recurring year-end adjustments that are not likely to be material in amount and the absence of notes. For the purposes of this Section 4.5(b), from and after the expiration of the Buyer's right to terminate this Agreement pursuant to Section 11.1(g) hereof (provided that this Agreement has not been terminated pursuant to Section 11.1(g)), upon delivery of the 2005 Audited Restated Financial Statements pursuant to Section 8.11(b), each reference in this Section 4.5(b) to the "ERI 2005 Financial Statements" shall refer to the "2005 ERI Audited Financial Statements" (as defined herein).

(c)   The Company timely filed and has made available to the Buyer all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by the Company with the SEC (as defined herein) between January 1, 2003 and May 12, 2005 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act (as defined herein) and the Exchange Act (as defined herein), as the case may be, and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in light of the circumstances under which they were made, not misleading. Neither the Company nor any Company Subsidiary has, since May 12, 2005, been required to, nor is currently required to, file any forms, reports, schedules, statements or other documents with the SEC. The Company has provided or made available to the Buyer true and complete copies of all correspondence to or from the SEC regarding the Company or any Company Subsidiary sent or received since January 1, 2001.

(d) The Company delivered to the Buyer, on July 31, 2006, true and correct copies of (i) the unaudited consolidated balance sheet of the Company as at March 31, 2006 and the related unaudited consolidated statements of income and cash flows, for the three (3) months then ended (the "2006 First Quarter Financial Statements") and (ii) the unaudited consolidated balance sheet of the Company as at June 30, 2006 and the related unaudited consolidated statements of income and cash flows, for the six (6) months then ended (the "2006 Second Quarter Financial Statements"). Each of the 2006 First Quarter Financial Statements and the 2006 Second Quarter Financial Statements fairly present the financial condition and the results of operations, changes in stockholders' equity and cash flows of the Company and its Subsidiaries as at the respective dates and for the periods referred to in such financial statements, all in accordance with GAAP applied on a basis consistent with prior periods, subject to normal recurring year-end adjustments that are not likely to be material in amount and the absence of notes.

4.6 Books and Records. The books of account of the Company and the Company Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices. The Company and each of the Company Subsidiaries have made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect their transactions and the dispositions of their respective assets. The Company and the Company Subsidiaries maintain a system of accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization; (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with GAAP and (ii) to maintain accountability for assets; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.7 No Undisclosed Liabilities. Except (a) as and to the extent of the amounts specifically reflected or reserved on the audited consolidated balance sheet of the Company as at December 31, 2005 (the "Audited Balance Sheet"), (b) obligations under Contracts entered into in the ordinary course of business and consistent with past practice and not in excess of current requirements which are not required by GAAP to be reflected on the Audited Balance Sheet, (c) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Audited Balance Sheet and (d) as set forth in Section 4.7 of the Disclosure Schedule, ERI does not have any liabilities or obligations of any nature whether absolute, accrued, known, or unknown, contingent or otherwise and whether due or to become due, of a nature required to be reflected on a balance sheet prepared in accordance with GAAP and which individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect; and neither the Company nor any of the Company Subsidiaries other than ERI has any liabilities or obligations of any nature whether absolute, accrued, known, or unknown, contingent or otherwise and whether due or to become due, which individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect.

4.8   Accounts Receivable. All accounts receivable of the Company and the Company Subsidiaries not included in the MusicCo Assets represent sales actually made in the ordinary course of business and have been reflected properly in its books and records.

4.9   Assets. Except as set forth in Section 4.9 of the Disclosure Schedule, the Company and each of the Company Subsidiaries have good and marketable title, free and clear of all Liens, to (a) all of their respective assets and properties reflected as owned by the Company or the Company Subsidiaries in the Company 2005 Financial Statements, except for assets and properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since the date of the Company 2005 Financial Statements and (b) all of the Company's and the Company Subsidiaries other assets and properties, tangible or intangible, real or personal, wherever located which are used in the conduct of their respective businesses, other than property that is leased or licensed, with respect to which the Company or the Company Subsidiaries have valid and enforceable leases or licenses under which there exists no default, event of default or event which, with notice or lapse of time or both, would constitute a default, except for such defaults which have not had or are not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. At the Effective Time, all assets and properties owned or used by the Company or a Company Subsidiary in the operation of its business as previously conducted (other than assets and properties used exclusively in the business of MusicCo or the businesses of the Company Subsidiaries listed in Section 4.10(b) of the Disclosure Schedule) shall remain owned by or available for use by the Company or the Company Subsidiary, as applicable on substantially the same terms and conditions under which the Company or the Company Subsidiary, as applicable used such assets and properties prior to the Closing.

4.10   Intellectual Property.

(a)   Except as set forth on Section 4.10(a) of the Disclosure Schedule, the Company or a Company Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, and after giving effect to the Contributions will continue to own, or be licensed or otherwise possess all rights necessary to use, free and clear of all Liens (as defined herein) and restrictions on transferability (including in the event of change of control of the Company or a Company Subsidiary), all Intellectual Property (as defined herein) necessary to conduct the current business of the Company or the Company Subsidiaries (other than the business of MusicCo or LandCo) and the Company's and the Company Subsidiaries' future business to the extent such future business is already planned in a written business plan (and had all rights necessary to carry out its former business at the time such business was being conducted),

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including, to the extent required to carry out such business, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly and indirectly), transmit, license, rent and lease and, other than with respect to Intellectual Property licensed to the Company or a Company Subsidiary ("Company Licensed Intellectual Property"), assign and sell, Company Intellectual Property (as defined herein).

(b)   Section 4.10(b) of the Disclosure Schedule contains a true, correct, and complete list of all U.S. and foreign (i) issued patents and patent applications, (ii) trademark registrations and applications and material unregistered trademarks, (iii) copyright registrations and applications and material unregistered copyrights, and (iv) Software (as defined herein), in each case owned or purported to be owned by ERI as of the date of the Original Merger Agreement. Except as set forth in Section 4.10(b)(v) of the Disclosure Schedule, ERI is the sole and exclusive beneficial and record owner of all of the Intellectual Property items set forth in Section 4.10(b)(i)-(iv) of the Disclosure Schedule and the Company or a Company Subsidiary is the sole and exclusive beneficial and record owner of all Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary. Except as set forth in Section 4.10(b)(vi) of the Disclosure Schedule, all such Intellectual Property is, to the Company's Knowledge subsisting, valid, and enforceable, with all fees and filings that were due as of the date of the Original Merger Agreement having been duly made. Except as set forth on Section 4.10(b)(vii) of the Disclosure Schedule, with respect to any patent applications of the Company or any Company Subsidiary: (x) to the Company's Knowledge, neither the inventors, nor the Company nor a Company Subsidiary have made any misrepresentations or misstatements or intentionally failed to disclose material information during the prosecution of such patent application; (y) neither the Company nor a Company Subsidiary sought or received a written opinion of patent counsel specifically opining as to the likelihood of obtaining or not obtaining patent rights under such patent applications; and (z) to the Company's Knowledge, such patent applications were filed in the name of the proper inventor(s).

(c)   To the Company's Knowledge, the reproduction, manufacturing, distribution, and use of Company products and Company Subsidiary products, and the licensing, sublicensing, sale or any other exercise of rights in any Company Intellectual Property, product, work, technology or process as now used or offered or proposed in a written business plan for use, licensing or sale by the Company or a Company Subsidiary does not infringe on any Intellectual Property right of any Person that is presently enforceable in the United States. Since January 1, 2003, no claim or notice has been received by the Company (i) challenging the validity, effectiveness or, other than with respect to Company Licensed Intellectual Property, ownership, of Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, work, technology or process as now used or offered or proposed in a written business plan for use, licensing, sublicensing or sale by the Company, a Company Subsidiary, or their agents or use by their customers infringes any Intellectual Property or other proprietary right of any Person, and the Company and the Company Subsidiaries are unaware of the existence of any facts which are reasonably likely to give rise to a legitimate claim of such nature. To the Company's Knowledge, all of the Intellectual Property owned by the Company and the Company Subsidiaries that is necessary to their respective business as presently conducted is enforceable and subsisting. To the Company's Knowledge, there is no material unauthorized use, infringement or misappropriation of any Intellectual Property owned by the Company or a Company Subsidiary by any third party, employee, former employee or contract worker.

(d)   Except in respect of the Persons referred to in Section 4.10(d) of the Disclosure Schedule, all personnel, including employees, contract workers, agents, consultants and contractors, who have contributed to or participated in the conception and development of Intellectual Property owned by the Company or a Company Subsidiary have executed proprietary inventions agreements in the form attached to Section 4.10(d) of the Disclosure Schedule (or in another form providing the Company or a Company Subsidiary with similar legal rights) or have either (i) been a party to an enforceable "work-for-hire" or similar agreement with the Company or a Company Subsidiary in accordance with applicable national and state law that has accorded the Company or a Company Subsidiary full, effective, exclusive and original ownership of all Intellectual Property thereby arising, or (ii) executed appropriate instruments of assignment in favor of the Company or a Company Subsidiary as assignee that have conveyed to the Company or a Company Subsidiary effective and exclusive ownership of all Intellectual Property thereby arising. To the Company's Knowledge, none of the Persons referred to in Section 4.10(d) of the Disclosure Schedule as not having executed any of the foregoing agreements, whether or not expressly named thereon, have materially contributed to or participated in the conception or development of any Intellectual Property owned by the Company or a Company Subsidiary.

(e)   Except as set forth in Section 4.10(e) of the Disclosure Schedule, the Company and the Company Subsidiaries have (i) kept all source code and system documentation relating to the Software owned by the Company or a Company Subsidiary in confidence, (ii) disclosed such source code and system documentation only to employees or contract workers who have a "need to know" in connection with the performance of their duties to the Company or a Company Subsidiary and who have executed confidentiality and nondisclosure agreements and (iii) disclosed such source code and system documentation to third parties only under written confidentiality and non-disclosure agreements. Except as set forth in Section 4.10(e) of the Disclosure Schedule, neither the source code nor the system documentation relating to the Software owned by the Company or a Company Subsidiary is the subject of any written escrow or similar written agreement or arrangement giving any third party rights in such source code and/or system documentation upon the occurrence of certain events.

(f)   Except as would not otherwise materially impair the Company's or a Company Subsidiary's ability to account for, enforce its rights under, make use of, understand or memorialize the Intellectual Property owned by the Company or a Company Subsidiary, the

Company and the Company Subsidiaries have taken commercially reasonable steps, in accordance with normal industry practice, to preserve and maintain notes and records relating to Intellectual Property owned by the Company or a Company Subsidiary to cause the same to be readily understood, identified and available.

(g)   Other than MusicCo Assets and LandCo Assets, no Affiliate (as defined herein) or current or former partner, director, manager, stockholder, officer, or employee of the Company or a Company Subsidiary will, after giving effect to the transactions contemplated hereby, own or retain any rights to use any of the Intellectual Property owned, used, or held for use by the Company or a Company Subsidiary.

(h)   Except as set forth in Section 4.10(h) of the Disclosure Schedule, neither the Company nor any Company Subsidiary owe any royalties or other payments to third parties in respect of Company Intellectual Property. All royalties or other payments set forth in the Disclosure Schedule that have accrued prior to the Closing have been paid.

(i)   Except as set forth in Section 4.10(i) of the Disclosure Schedule, to the Company's Knowledge: (i) neither the Company nor any Company Subsidiary have experienced any material defects in Software since January 1, 2003, including any material error or omission in the processing of any transactions other than defects which have been corrected; (ii) no Software currently used by the Company or any Company Subsidiary contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any Software computer code (including any virus, worm, Trojan Horse, time bomb, back door, or other similar malicious code intended to (or which may) disrupt the normal operation of business systems, programs or operations), and (iii) none of the Software owned by any Company or any Company Subsidiary is subject to the terms of any general public license, limited general public license, or other similar agreement, the terms of which could (A) require or condition the use or distribution of such Software on the disclosure, licensing, or distribution of any source code of any portion of any Company or Company Subsidiary Software, or (B) otherwise impose any limitation, restriction or condition on the rights of the Company or a Company Subsidiary.

(j)   The Company and each Company Subsidiary have implemented commercially reasonable steps for the physical and electronic protection of their respective information assets from unauthorized disclosure, use or modification. Section 4.10(j) of the Disclosure Schedule sets forth (i) each breach of security involving its information assets during the past year of which the Company has Knowledge, (ii) its known consequences, if any and (iii) the steps the Company or a Company Subsidiary have taken to remedy such breach.

4.11 <u>Absence of Changes</u>. Except as explicitly required by this Agreement or the Purchase Agreement or as set forth in Section 4.11 of the Disclosure Schedule, since December 31, 2004, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary and usual course consistent with past practice and there has not been:

(a) any event or occurrence which has had or would be reasonably likely to have a Material Adverse Effect;

(b) any transaction or Contract entered into by the Company or any Company Subsidiary or any relinquishment by the Company or any Company Subsidiary of any Contract or other right in any case having a value of or involving aggregate payments or value in excess of $100,000 other than in the ordinary course of business;

(c) any redemption or other acquisition of any Company Stock by the Company or, except with respect to the Subsidiary Merger, ERI Stock by the Company, ERI or any other Company Subsidiary, or any declaration, setting aside, or payment of any dividend or distribution of any kind with respect to any Company Stock or ERI Stock;

(d) any increase in compensation, bonus or other benefits payable or to become payable by the Company or any Company Subsidiary to any of their respective directors, managers, officers or employees, other than in the ordinary course of business;

(e) any entering into or granting by the Company or any Company Subsidiary of any new employment agreement providing for annual compensation over $100,000, any new employee benefit, deferred compensation or other similar employee benefit arrangement, or any new consulting arrangement providing for annual compensation over $100,000 or any grant of any severance or termination rights to any director, manager, officer or employee of the Company or any Company Subsidiary or any increase in benefits payable under existing severance or termination pay policies or employment agreements;

(f) except as may be required by GAAP, any change in accounting policies, principles, methods or practices, including any material change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of the Company or any Company Subsidiary;

(g) any making by the Company or any Company Subsidiary of any loan or advance to any stockholder, officer, director, manager or consultant (other than expense

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advances made in the ordinary course of business), or any other loan or advance otherwise than in the ordinary course of business;

(h)   except for inventory or equipment acquired in the ordinary course of business, any acquisition by the Company or any Company Subsidiary of all or any part of the assets, properties, capital stock or business of any other Person;

(i)   any destruction of, damage to or loss of any assets material to the business of the Company and the Company Subsidiaries taken as a whole or material to the business of ERI and its Subsidiaries taken as a whole (in each case, whether or not covered by insurance);

(j)   any cancellation, termination or adverse modification or, to the Company's Knowledge, any threatened cancellation, termination or adverse modification of any such relationship;

(k)   any claim of wrongful discharge or claim of other unlawful labor practice or action made or brought against the Company or any Company Subsidiary;

(l)   any litigation commenced or, to the Company's Knowledge, threatened against the Company or any Company Subsidiary;

(m)   except in the ordinary course of business, any sale, abandonment or any other disposition of any of the Company's or any of the Company Subsidiaries' assets or properties;

(n)   any disposition or lapse of rights with respect to any Company Intellectual Property or any disclosure to third parties with respect thereto except in the ordinary course of business and consistent with past practice; or

(o)   any commitment, understanding or agreement by the Company or any Company Subsidiary or any of their respective directors, managers, officers or employees to do any of the things described in the preceding clauses (a) through (n), other than any such commitment, understanding or agreement which by its terms has expired or been terminated.

4.12   Tax Matters. Except as set forth in Section 4.12 of the Disclosure Schedule:

(a) Filing of Timely Tax Returns. The Company and each Company Subsidiary have timely filed all Tax Returns (as defined below) required to be filed by or on behalf of it under applicable law. All such Tax Returns were and are true, complete and correct. No claim has been made by a Taxing Authority (as defined below), in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns to the effect that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction, and to the Knowledge of the Company, no reasonable basis exists for such a claim to be made as to any prior period if such a claim would involve a material Tax liability.

(b) Payment of Taxes. The Company and each Company Subsidiary has, within the time and in the manner prescribed by law, paid all Taxes (as defined below) that are due and payable by it.

(c) Tax Reserves. The total of the accrual and reserves for Taxes (excluding deferred Taxes) on the balance sheets contained in the Financial Statements is an amount at least equal to the sum of the liability for Taxes of the Company and the Company Subsidiaries (other than Taxes previously paid over to the appropriate Taxing Authority) for all Tax periods (and portions thereof) ending on or before the date of such financial statements. Since the date of the most recent Financial Statements, neither the Company nor any of the Company Subsidiaries has incurred any liability for Taxes other than in the ordinary course of business.

(d) Tax Liens. There are no Tax liens upon the assets, properties or business of the Company or any of the Company Subsidiaries except liens for Taxes not yet due or being contested in good faith through appropriate proceedings and for which adequate reserves have been established in the Financial Statements.

(e) Withholding Taxes. The Company and each of the Company Subsidiaries has complied in all material respects with the provisions of the Code and all other applicable laws relating to information reporting and returns and the payment and withholding of Taxes, including the withholding and reporting requirements under Sections 1441 and 1464, 3401 through 3406 and 6041 through 6060 of the Code, as well as similar provisions under any other Laws, and have, within the time and in the manner prescribed by Law, withheld and paid over to the proper Taxing Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(f)   <u>Extensions of Time for Filing Tax Returns</u>. Neither the Company nor any of the Company Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been timely filed.

(g)   <u>Waivers of Statute of Limitations</u>. Neither the Company nor any of the Company Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of a statute of limitations with respect to any Taxes or Tax Returns.

(h)   <u>Expiration of Statute of Limitations</u>. Prior to the date of this Agreement, the Company has provided the Buyer with written schedules of (i) the Tax years of the Company and each of the Company Subsidiaries for which any statute of limitation with respect to any Tax has not expired and (ii) with respect to any franchise Tax and any Tax based on net income, gross receipts or gross income, for all Tax years of the Company and each of the Company Subsidiaries for which the statutes of limitations have not yet expired, those years for which examinations have been completed, those years for which examinations are presently being conducted and those years for which examinations have not yet been initiated. To the Knowledge of the Company, no deficiency for any Taxes has been proposed, asserted or assessed against the Company or any of the Company Subsidiaries that has not been resolved and paid in full. To the Knowledge of the Company, no facts exist that would be reasonably likely to result in the assessment of any material liability for Taxes against the Company or any of the Company Subsidiaries for any prior periods for which Tax Returns were or should have been filed.

(i)   <u>Audit, Administrative and Court Proceedings</u>. No audits or other proceedings by any Taxing Authority are presently pending, or, to the Knowledge of the Company, threatened, with regard to any Taxes or Tax Returns of the Company or any of the Company Subsidiaries.

(j)   <u>Availability of Tax Returns</u>. Prior to the Effective Time, the Company will make available to the Buyer complete and accurate copies of (i) all Tax Returns for open years, and any amendments thereto, filed by or on behalf of the Company or any of the Company Subsidiaries, (ii) all audit reports or written proposed adjustments (whether formal or informal) received from any Taxing Authority relating to any Tax Return filed by or on behalf of the Company or any of the Company Subsidiaries and (iii) any Tax Ruling or request for a Tax Ruling applicable to the Company or any of the Company Subsidiaries and Closing Agreements entered into by the Company or any of the Company Subsidiaries. As used in this Agreement, "Tax Ruling" shall mean any written ruling of (or other written guidance from) a Taxing Authority relating to Taxes; and a "Closing Agreement" shall mean a written and legally binding agreement with a Taxing Authority relating to Taxes.

(k) <u>Tax Sharing Agreements</u>. Neither the Company nor any of the Company Subsidiaries is a party to, is bound by, or has any obligation under, any agreement relating to the allocation or sharing of Taxes or has any liability for the Taxes of any person other than the Company or any of the Company Subsidiaries as a transferee, or successor or otherwise (including any liability under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law).

(l) <u>Consolidated Tax Returns</u>. Neither the Company nor any of the Company Subsidiaries is or has ever been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing consolidated Tax Returns, other than the affiliated group of which the Company is the common parent.

(m) <u>United States Real Property Holding Company</u>. Neither the Company nor any of the Company Subsidiaries is or has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) [Intentionally Omitted].

(o) For purposes of this Agreement: (i) "Taxes" (including, with correlative meaning, the word "Tax") shall include any and all U.S. or non-U.S. federal, state, county, local, municipal or other taxes, charges, imposts, rates, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance, withholding, social security, health tax or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and penalties (civil or criminal) on or additions to any such taxes and any expenses incurred in connection with the determination, settlement or litigation of any tax liability, (ii) "Taxing Authority" means any government authority or any subdivision, agency, court commission, instrumentality or official thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, imposition or administration of any Tax (including the IRS (as defined herein)) and (iii) "Tax Return" includes any return, report, declaration, form, claim for refund, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

4.13   <u>Compliance with Laws</u>.

(a) The Company and each Company Subsidiary have all material licenses, permits, franchises, orders or approvals of any Governmental Entity required for the conduct of their respective businesses as currently conducted and as currently proposed to be conducted (collectively, "Permits"). All Permits are in full force and effect and no proceeding is pending or, to the Company's Knowledge, threatened to revoke or limit any Permit.

(b) Except as set forth in Section 4.13(b) of the Disclosure Schedule, each of the Company and each Company Subsidiary is, and since December 31, 2004 has been, in compliance in all material respects with all applicable Laws. Since December 31, 2004, neither the Company nor any Company Subsidiary has received any notice or other communication (whether written or oral) from any Person regarding any actual, alleged, possible or potential violation of or failure to comply with any Law. The Company has provided or made available to the Buyer true and complete copies of all correspondence to or from any governmental agency regarding the Company or any Company Subsidiary since December 31, 2004.

4.14   Actions and Proceedings. There are no outstanding Orders, or other requirements of any Governmental Entity against the Company. Except as set forth on Section 4.14(a) of the Disclosure Schedule, there is no Litigation (as defined herein) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary which, if adversely determined, individually or in the aggregate, would, or would be reasonably likely to, have a Material Adverse Effect. Except as set forth in Section 4.14(b) of the Disclosure Schedule, to the Company's Knowledge, there is no fact, event or circumstance now in existence that would be reasonably likely to give rise to any litigation which, if adversely determined to the Company or any Company Subsidiary, individually or in the aggregate, would, or would be reasonably likely to, have a Material Adverse Effect.

4.15   Contracts and Other Agreements. Section 4.15 of the Disclosure Schedule sets forth a list of the following Contracts to which the Company or any Company Subsidiary is a party or by or to which any of its assets, properties or securities are bound or subject (each, a "Material Contract"):

(a)   any agreement or series of related agreements requiring aggregate payments by or to the Company or any Company Subsidiary of more than $100,000;

(b)   any agreement with or for the benefit of any current or former officer or director, manager, holder of any security, employee or consultant of the Company or any Company Subsidiary under which the Company or any Company Subsidiary had any obligations as of the date of the Original Merger Agreement and which (i) involves an obligation of the Company or any Company Subsidiary to make payments exceeding $100,000 in any year or (ii) involves any severance or termination payments or other obligation other than as required by Law;

(c)   any agreement with any labor union or association representing any employee of the Company or any Company Subsidiary;

(d)   any agreement for purchase of any materials, supplies, equipment, merchandise or services that contains an escalation clause or that obligates the Company or any Company Subsidiary to purchase all or substantially all of its requirements of a particular product or service from a supplier or to make periodic minimum purchases of a particular product or service from a supplier, which is not terminable on not more than thirty (30) days notice (without penalty or premium);

(e)   any agreement for the sale of any of the assets, properties or securities of the Company or any Company Subsidiary other than in the ordinary course of business or for the grant to any person of any options, rights of first refusal, or preferential or similar rights to purchase any such assets, properties or securities;

(f)   any agreement of surety, guarantee or indemnification, other than agreements in the ordinary course of business with respect to obligations in an aggregate amount not in excess of $100,000;

(g)   any agreement which contains covenants of the Company or any Company Subsidiary not to compete in any line of business, in any geographic area or with any Person or covenants of any other Person (other than employees, former employees, consultants or former consultants of the Company or any Company Subsidiary) not to compete with the Company or any Company Subsidiary or in any line of business of the Company or any Company Subsidiary;

(h)   any agreement with customers or suppliers for the sharing of fees, the rebating of charges or other similar arrangements;

(i)   any agreement obligating the Company or any Company Subsidiary to deliver future product enhancements or containing a "most favored nation" pricing clause;

(j)   any agreement relating to the acquisition by the Company or any Company Subsidiary of any operating business or the capital stock of any other Person;

(k)   any agreement requiring the payment to any Person of a brokerage or sales commission or a finder's or referral fee (other than arrangements to pay commissions or fees to employees or agents in the ordinary course of business);

(l)   any agreements, notes or other documents relating to or evidencing outstanding indebtedness of the Company or any Company Subsidiary for borrowed money (including capitalized lease obligations);

(m)   any lease, sublease or other agreement under which the Company or any Company Subsidiary is lessor or lessee of any real property or equipment or other tangible property;

(n)   any agreement with a change of control provision or otherwise requiring any consent, approval, waiver or other action by any Person in connection with the Merger, the Purchase, the Contribution or the Subsidiary Merger;

(o)   any stock option agreement, restricted stock agreement, employment or severance agreement, phantom stock plan or bonus, incentive or similar agreement, arrangement or understanding;

(p)   any agreement involving the assignment, transfer, license (whether as licensee or licensor) or pledge or encumbrance of any Company Intellectual Property other than those entered into with present or former employees or consultants in the ordinary course of business consistent with past practice; and

(q)   any distribution or sales representative agreement or agreement appointing any agent.

True and complete copies of all Material Contracts (and all amendments, waivers or other modifications thereto) were furnished or made available to the Buyer prior to the date of the Original Merger Agreement. Each Material Contract is valid, subsisting, in full force and effect, binding upon the Company or any Company Subsidiary, as applicable, and, to the Company's Knowledge, the other parties thereto in accordance with their terms, and neither the Company nor any Company Subsidiary, as applicable, is in default under any of them, nor, to the Company's Knowledge, is any other party to any Material Contract in default thereunder, nor, to the Company's Knowledge, does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except, in each of the foregoing cases, such defaults as would not, either individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect.

4.16   Properties. Except for LandCo Assets, Section 4.16 of the Disclosure Schedule sets forth a true, complete and correct list of all real property owned, leased, subleased or licensed by the Company or any Company Subsidiary and the location of such premises. Each of the Company and each Company Subsidiary is and has been in material compliance with the provisions of each lease or sublease for the real property which is set forth in Section 4.16 of the Disclosure Schedule. The Company and the Company Subsidiaries have valid leasehold interests in all of their leased real property, including the buildings, structures and leasehold improvements thereon, and own or have valid leasehold interest in all equipment and other tangible property, used in the conduct of their respective businesses as currently conducted. There is no equipment located on the premises of the Company or any Company Subsidiary or used in the respective businesses of the Company or any Company Subsidiary that is on loan from another party.

4.17   Customers, Distributors and Suppliers. Section 4.17 of the Disclosure Schedule sets forth (a) all representatives or distributors of the Company and the Company Subsidiaries utilized in connection with the conduct of the business of ERI, (whether pursuant to commission, royalty or other arrangement), and (b) the ten (10) largest suppliers of the Company and the Company Subsidiaries utilized in connection with the conduct of the business of ERI, and the ten (10) largest suppliers of ERI, in each case, in terms of costs recognized for the purchase of products or services during the period from January 1, 2004 through December 31, 2005 (collectively, the "Distributors, Customers and Suppliers"). To the Knowledge of the Company, there is no plan or intention of any of the Distributors, Customers or Suppliers to terminate, cancel or otherwise adversely modify its relationship with the Company or any Company Subsidiary or to decrease materially or limit its products or services to the Company or any Company Subsidiary or its usage, purchase or distribution of the services or products of the Company or any Company Subsidiary.

4.18   Employee Benefit Plans.

(a)   Definitions. The following terms shall have the meanings set forth below:

(i)   "Plan Affiliate" shall mean any Company Subsidiary and any other person or entity controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

(ii)   "DOL" shall mean the United States Department of Labor.

(iii)   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

(iv)   "Employee" shall mean any current, former, or retired employee, officer, or director of the Company or any Plan Affiliate.

(v)   "Employee Agreement" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or similar agreement or contract between the Company or any Plan Affiliate and any Employee or consultant.

(vi)   "IRS" shall mean the United States Internal Revenue Service.

(vii)   "Pension Plan" shall refer to each Company Employee Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA.

(viii)   "Company Employee Plan" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, deferred compensation, incentive compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits, payments for insurance policies and education or other benefit funds, or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each "employee benefit plan", within the meaning of Section 3(3) of ERISA that is or has been maintained, contributed to, or required to be contributed to, by the Company or any Plan Affiliate for the benefit of any Employee, or pursuant to which the Company or any Plan Affiliate has any liability, contingent or otherwise.

(b)   Schedule. Section 4.18(b)(i) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and Section 4.18(b)(ii) of the Disclosure Schedule sets forth each Employee Agreement. Neither the Company nor any Plan Affiliate has any plan or commitment to establish any new Company Employee Plan or written Employee Agreement or to modify any Company Employee Plan or Employee Agreement (except to the extent required by Law).

(c)   Documents. The Company has provided or made available to the Buyer true and complete copies of (i) all documents comprising each written Company Employee Plan and each written Employee Agreement, including all amendments thereof and any trust agreements, insurance contracts and other funding agreements; (ii) the three (3) most recent annual reports (series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iii) the most recent actuarial reports, if any, prepared for each of the Company Employee Plans for which such report is required or was prepared and the most recent certified financial statements for each of the Company Employee Plans, if any, for which such report is required or was prepared; (iv) the most recent summary plan description together with the most recent summary of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; and (v) all IRS determination letters and rulings, if any, relating to Company Employee Plans and copies of all material applications and correspondence to or from the IRS or the DOL with respect to any Company Employee Plan.

(d)   Employee Plan Compliance. (i) (A) The Company and each Plan Affiliate has performed in all material respects all obligations required to be performed by it under each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in material compliance with all applicable Laws including ERISA and the Code; (B) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, that is not otherwise exempt, has occurred with respect to any Company Employee Plan; (C) there are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (D) each Company Employee Plan (other than any 401(k) or option plan) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to the Company, the Surviving Entity or any of its Plan Affiliates (other than for ordinary administration expenses typically incurred in a termination event and benefits accrued through the effective date of such amendment, termination or discontinuance); (E) to the Knowledge of the Company there are no inquiries or proceedings pending or threatened by any Governmental Entity, including the IRS or DOL with respect to any Company Employee Plan; (F) neither the Company nor any Plan Affiliate is subject to any material penalty or tax with respect to any Company Employee Plan under Section 406(i) of ERISA or Section 4975 through 4980 of the Code; (G) all contributions, premiums or other payments due and owing from the Company or its Plan Affiliates with respect to any Company Employee Plan have been timely paid or adequately provided for on the Financial Statements; and (H) all obligations of the Company with respect to statutorily required severance payments have been fully satisfied or have been funded by contributions to appropriate insurance funds. With respect to each Company Employee Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Effective Time will have been paid on or before the Effective Time and, as of the Effective Time, there will be no liability of the Company or any Subsidiary under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time. All Company Employee Plans outside of the United States, if any (the "Foreign Plans"), are in compliance in all material respects with all applicable Laws and have been operated in all material respects in accordance with the Foreign Plans' respective terms. There are no unfunded liabilities under or in respect of the Foreign Plans, and all contributions or other payments required to be made to or in respect of the Foreign Plans prior to the Effective Time have been made or will be made prior to the Effective Time.

(i)   With respect to each Pension Plan, if any, which is intended to be qualified under Section 401(a) of the Code, (A) such Pension Plan has received a favorable determination opinion, notification or advisory letter as to its qualification from the IRS, or has remaining a period of time under applicable law in which to apply for such a letter, and (B) nothing has occurred, whether by action or failure to act, which would cause the loss or denial of such qualification.

(ii)   No Pension Plan is or has been subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(e)   No Post-Employment Obligations. Except as set forth in Section 4.18(e) of the Disclosure Schedule or as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other applicable law or pursuant to a Pension Plan, no Company Employee Plan provides, or has any liability to provide, life insurance, medical benefits, or other employee benefits to any Employee upon or following his or her retirement or termination of employment for any reason, except for benefits accrued through the date of termination and as may be required by statute, deferred compensation benefits that are accrued as liabilities on the books of the Company, or benefits the full cost of which is borne by the employee or his or her beneficiary and neither the Company nor any Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with medical welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

(f)   Effect of Transaction. Except as provided in Section 4.18(f) of the Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, constitute an event under any Company Employee Plan, Employee Agreement, trust or loan or applicable Law that will result in any payment (whether of severance pay, unemployment compensation, golden parachute, bonus or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. No amount payable under any Company Employee Plan or Employee Agreement or otherwise will fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the Code.

4.19   Employment Matters. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable foreign, federal, state and local Laws and all applicable collective bargaining agreements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees. No work stoppage or labor strike against the Company or any Company Subsidiary is pending or, to the Company's Knowledge, threatened. Neither the Company nor any Company Subsidiary is involved in or, to the Company's Knowledge, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any of the Company's or any Company Subsidiary employees, including, without limitation, charges of unfair labor practices or discrimination complaints. To the Company's Knowledge, it has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither the Company nor any Company Subsidiary is presently, nor has it been in the past, a party to, or bound by, (a) any collective bargaining agreement or union contract with respect to employees (including by way of an extension order) and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary or (b) any statutory works council or other agreement, statute, rule or regulation that mandates employee approval, participation, consultation or consent with regard to the transactions contemplated hereby.

4.20   Employee Conflicts. To the Company's Knowledge, no employee of the Company or any Company Subsidiary is in violation of any term of any employment contract, inventions disclosure agreement, confidentiality agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or relating to the use of trade secrets or proprietary information of others.

4.21   Management Relationships. To the Company's Knowledge, no executive officer, director or manager of the Company or any Company Subsidiary owns any interest in any property or assets of the Company or any Company Subsidiary (except as a stockholder) and no executive officer of the Company or any Company Subsidiary owns any interest in (a) any current competitor, customer or supplier of the Company or any Company Subsidiary, or (b) except as set forth on Section 4.21 of the Disclosure Schedule, any Person which is currently a party to any material contract or agreement with the Company or any Company Subsidiary, other than holdings of less than 1% of a class of any such party's publicly traded securities and ownership interests held by investment funds affiliated with the Company's directors (and personal ownership interests of such directors and their families related to the ownership interests of such funds).

4.22   Insurance.

(a)   Section 4.22(a) of the Disclosure Schedule sets forth a list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular, directors' and officers' and other insurance held by or on behalf of the Company or any Company Subsidiary. Such policies and binders are in full force and effect, and are in conformity in all material respects with the requirements of all leases or other agreements to which the Company or any Company Subsidiary is a party and are valid and enforceable in accordance with their terms. Other than defaults which would not have a Material Adverse Effect, the Company and the Company Subsidiaries are not in default with respect to any provision contained in any such policy or binder nor has the Company or any Company Subsidiary failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no outstanding unpaid claims under any such policy or binder. Neither the Company nor any Company Subsidiary has received any notice of cancellation or non-renewal of any such policy or binder.

(b) Attached hereto as Exhibits H-1 and H-2 are true and correct copies of binders issued in respect of the Insurance Policies. As of the date of the Original Merger Agreement, all fees or other payments necessary to secure that such binders remain in effect from such date until the Effective Time were paid in full. As of the Effective Time, the policies relating to such binders will be in full force and effect and valid and enforceable in accordance with their terms. At the Effective Time, all amounts payable as premiums or otherwise by the Company in respect of such policies for the respective terms of such policies shall have been prepaid by the Company in full and will be Seller Expenses. "Insurance Policies," as used herein shall mean, (i) an insurance policy or insurance policies obtained by or on behalf of MusicCo or LandCo which name(s) the Buyer Indemnified Persons (as defined herein) as named insureds and which provide(s) aggregate coverage in the amount of $30 million against any MusicCo or LandCo Liabilities and (ii) a separate insurance policy covering environmental liabilities relating to the LandCo Assets obtained by or on behalf of MusicCo or LandCo which names the Buyer Indemnified Persons as named insureds and which provides coverage in the amount of $15 million. The Insurance Policy(ies) with respect to the MusicCo and LandCo Liabilities shall have a coverage period of six (6) years and the Insurance Policy with respect to environmental liabilities relating to the LandCo Assets shall have a coverage period of seven (7) years (with respect to each such Insurance Policy, the "Insurance Period").

4.23 Brokers and Finders. Other than Raymond James & Associates, Inc., Curtis Financial Group, Inc. and Marsh and McClennan and any other insurance broker engaged on the Company's behalf, neither the Company nor any Company Subsidiary has any obligation to pay any fees or commission to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Other than Raymond James & Associates, Inc., Curtis Financial Group, Inc. and Marsh and McClennan and any other insurance broker engaged on the Company's behalf, no Person has acted as broker, finder, agent, investment banker, financial adviser or similar intermediary on behalf of the Company, any Company Subsidiary or any Company Shareholder in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, investment banking or financial adviser fees, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company, any Company Subsidiary or any Company Shareholder.

4.24   Environmental Matters.

(a)   Except as set forth in Section 4.24(a) of the Disclosure Schedule: (i) the Company and the Company Subsidiaries are and have been in material compliance with all Environmental Laws (as defined herein); (ii) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof (each a "Hazardous Substance") on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company or any Company Subsidiary, except for such releases that would not reasonably be likely to have, in the aggregate, a Material Adverse Effect; (iii) there have been no Hazardous Substances generated by the Company or any Company Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity within or outside the Untied States, except as would not reasonably be likely to have, in the aggregate, a Material Adverse Effect; and (iv) there are no underground storage tanks located on, no polychlorinated biphenyls or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company or any Company Subsidiary, except for the storage of hazardous waste in compliance with Environmental Law and except for such storage that would not reasonably be likely to have, in the aggregate, a Material Adverse Effect. The Company has made available to the Buyer true and correct copies of all material environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments relating to the businesses of the Company and the Company Subsidiaries or any of their respective properties and assets.

(b)   For purposes of this Section 4.24, "Environmental Laws" means any law, regulation, or other applicable requirement (whether domestic or foreign) relating to (i) releases or threatened release of any Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of any Hazardous Substance.

4.25   Certain Business Practices. Neither the Company nor any Company Subsidiary has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments related to a political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction or made any payment or entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (d) to the Company's Knowledge, made any other unlawful payment.

4.26   Solvency. After giving effect to the consummation of the transactions contemplated herein, including the Merger, the Subsidiary Merger, the Contribution, the Purchase, and the LandCo Dividend, (i) the fair value of the property of each of MusicCo and LandCo will be greater than the total amount of such party's liabilities, including contingent liabilities, (ii) each of MusicCo and LandCo will be able to satisfy any and all of its liabilities, indebtedness, obligations, expenses, losses or claims, whether accrued, absolute, contingent, matured, unmatured, liquidated or unliquidated, when the same become due and payable and (iii) neither will be engaged in a business or transaction, or about to engage in a business or transaction, for which its property would constitute unreasonably small capital.

4.27 Proxy Statement. The information supplied by the Company or required to be supplied by the Company (except to the extent revised or superseded by amendments or supplements) for inclusion in the Proxy Statement (as defined herein), or any amendment or supplement thereto, to be sent to the Company Shareholders in connection with the solicitation of proxies for the Company Shareholders Meeting (as defined herein) to obtain the Shareholder Approval Actions (such Proxy Statement, as amended or supplemented, is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed or otherwise provided to the Company Shareholders, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.28 [Intentionally Omitted]..

4.29 Merger Consideration Fairness Opinion. Raymond James & Associates, Inc., as financial advisor to the Company, has delivered to the Company Board its opinion, dated as of the date of this Agreement, to the effect that as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Class A Common and the Class B Common other than (i) Steven A. Markowitz, (ii) the trust formed under the agreement made and entered into October 6, 1983, by and between Jerome Markowitz and Martha Markowitz and the First National Bank of Allentown, as Trustees and (iii) their respective Affiliates. The Company has provided a true, complete and correct copy of such opinion to the Buyer. Such opinion has not been withdrawn, revoked or modified.

4.30 MusicCo Fairness Opinion. Curtis Financial Group, Inc., as financial advisor to the Company, has delivered to the Company its opinion, dated as of the date of the Original Merger Agreement, to the effect that as of such date, the consideration to be received by the Company for the MusicCo Interests pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company. The Company has provided a true, complete and correct copy of such opinion to the Buyer. Such opinion has not been withdrawn, revoked or modified. The Company has no reason to believe, and does not believe, that the purchase price for the MusicCo Interests as set forth in the Purchase Agreement did not represent a fair valuation of the MusicCo Interests as of the date of the Original Merger Agreement.

4.31 ERI Fairness Opinion. Raymond James & Associates, Inc., as financial advisor to ERI, has delivered to the board of directors of ERI its opinion, dated as of the date of this

Agreement, to the effect that as of such date, the consideration to be received by the ERI Minority Shareholders in connection with the Subsidiary Merger is fair, from a financial point of view, to the ERI Minority Shareholders. The Company has provided a true, complete and correct copy of such opinion to the Buyer. Such opinion has not been withdrawn, revoked or modified. The Company has no reason to believe, and does not believe, that the consideration to be paid to the ERI Minority Shareholders pursuant to the Subsidiary Merger does not represent a fair valuation of the ERI Stock as of the date hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company that all the statements contained in this Article V were true and complete as of the date of the Original Merger Agreement, are true and complete as of the date of this Agreement and will be true and complete as of the Closing Date as though made on the Closing Date or, if made as of a specific date, are true and complete as of such date.

5.1   Organization. The Buyer and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to operate its assets and to conduct its business as currently conducted. The Buyer and each of its Subsidiaries is duly qualified to do business as a foreign entity and is in good standing in every jurisdiction where the properties owned, leased or operated, or the business conducted by it, require such qualification, except for such failures to be so qualified and in good standing which, individually or in the aggregate, would not have a Buyer Material Adverse Effect (as defined herein).

5.2   [Intentionally Omitted]..

5.3   Authority; No Conflict; Required Filings and Consents.

(a)   Each of the Buyer and Sub has all requisite power and authority to enter into this Agreement (and, in the case of the Buyer, the Escrow Agreement), to perform its obligations hereunder (and, in the case of the Buyer, thereunder) and to consummate the transactions contemplated hereby (and, in the case of the Buyer, thereby). The execution and delivery by each of the Buyer and Sub of this Agreement (and, in the case of the Buyer, the Escrow Agreement), the performance by each of the Buyer and Sub of its obligations hereunder (and, in the case of the Buyer, thereunder) and the consummation by each of the Buyer and Sub of the transactions contemplated hereby (and, in the case of the Buyer, thereby) have been duly authorized by the board of directors of the Buyer and by the Buyer as the sole member of Sub, and no other corporate (or analogous entity) action on the part of the Buyer and Sub are necessary to authorize this Agreement or for the Buyer or Sub to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and Sub and constitutes (and, the Escrow Agreement when executed and delivered by the Buyer, will constitute) the valid and binding obligation of the Buyer and Sub (in the case of Sub, solely with respect to this Agreement), enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

(b)   Subject to compliance with the requirements set forth in Section 5.3(c), neither the execution and delivery of this Agreement by the Buyer and Sub (and, in the case of the Buyer, the execution and delivery by the Buyer of the Escrow Agreement), nor the performance by each of the Buyer and Sub of its obligations hereunder (and, in the case of the Buyer, thereunder), nor the consummation by each of the Buyer and Sub of the transactions contemplated hereby (and in the case of the Buyer, thereby) will, (i) conflict with, or result in any violation or breach of any provision of the Amended and Restated Certificate of Incorporation of the Buyer, the certificate of formation of Sub, the by-laws of the Buyer or the limited liability company operating agreement of Sub, (ii) conflict with, or result in any breach or violation of, or constitute (with or without notice or lapse of time, or both) a default or give rise to a payment obligation, termination or right of termination, cancellation or right of cancellation, acceleration or right of acceleration, of any obligation or loss of any benefit under the terms, conditions or provisions of any note, bond, mortgage, Contract to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries or any of its or their properties or assets may be bound or (iii) conflict with or violate any Permit, Order or Law applicable to the Buyer or any of its Subsidiaries or any of its or their properties or assets, except, in the case of (ii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which would not, either individually or in the aggregate, have or be reasonably likely to have a Buyer Material Adverse Effect.

(c)   No Consent of any Governmental Entity or any third party, including any party to any Contract with the Buyer, is required by or with respect to the Buyer or Sub in connection with the execution and delivery by the Buyer or Sub of this Agreement (or in the case of the Buyer the Escrow Agreement), the performance by the Buyer or Sub of their obligations hereunder (or in the case of the Buyer the consummation by the Buyer or Sub of the transactions contemplated hereby or thereby), except for (i) such Orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities Laws, (ii) the filing of the ERI Merger Certificate, (iii) the filing of the Articles of Merger and Certificate of Merger and (iv) such other Consents and Orders, which, if not obtained or made, would not, individually or in the aggregate, have or be reasonably likely to have, a Buyer Material Adverse Effect.

5.4   [Intentionally Omitted].

5.5   Brokers and Finders. Other than Morgan Stanley & Co. Incorporated, the Buyer has no obligation to pay any fees or commission to any broker, finder or agent with respect to the transactions contemplated by this Agreement. Other than Morgan Stanley & Co. Incorporated, no Person has acted as broker, finder, agent, investment banker, financial adviser or similar intermediary on behalf of the Buyer in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, investment banking or financial adviser fees, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Buyer.

5.6   [Intentionally Omitted].

5.7   Buyer Fairness Opinion. Morgan Stanley & Co. Incorporated, as financial advisor to the Buyer, has delivered to the Buyer its opinion, dated as of the date of this Agreement, to the effect that as of such date, the Merger Consideration to be paid by the Buyer is fair, from a financial point of view, to the Buyer. Such opinion has not been withdrawn, revoked or modified.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Buyer and Sub that all the statements contained in this Article VI were true and complete as of the date of the Original Merger Agreement, are true and complete as of the date of this Agreement and will be true and complete as of the Closing Date as though made on the Closing Date or, if made as of a specific date, are true and complete as of such date.

6.1   Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to operate its assets and to conduct its business as currently and proposed to be conducted. Purchaser is duly qualified or licensed as a foreign corporation to do business and is in good standing in every, jurisdiction where the properties owned, leased or operated, or the business conducted by it, requires such qualification. Purchaser has made available to Buyer true and complete copies of (i) its Articles of Incorporation (the "Purchaser Charter") and By-laws (together with the Purchaser Charter, the "Purchaser Charter Documents").

6.2   Authority; No Conflict; Required Filings and Consents.

(a)   Purchaser has all requisite corporate power and authority to enter into this Agreement, the Purchase Agreement and the other agreements contemplated hereby and thereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement, the Purchase Agreement and the other agreements contemplated hereby and thereby, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. Each of this Agreement and the Purchase Agreement has been duly executed and delivered by Purchaser and, assuming in the case of this Agreement the due authorization, execution and delivery of this Agreement by the Buyer, Sub and the Company and in the case of the Purchase Agreement, the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

(b)   Neither the execution and delivery of this Agreement or the Purchase Agreement by Purchaser, nor the performance by Purchaser of its obligations hereunder and under the Purchase Agreement, nor the consummation by Purchaser of the transactions contemplated hereby or thereby will, (i) conflict with, or result in any violation or breach of any provision of the Purchaser Charter Documents, (ii) conflict with, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default, or give rise to a payment obligation, termination or right of termination, cancellation or right of cancellation, acceleration or right of acceleration, of any right or obligation or loss of any benefit, under the terms, conditions or provisions of any note, bond, mortgage, Contract to which the Company or Purchaser is a party or by which the Company or Purchaser or any of their respective properties or assets may be bound, including in order to: (A) transfer to MusicCo or any MusicCo Subsidiary any MusicCo Asset or for MusicCo or any MusicCo Subsidiary to assume any MusicCo Liability, or (B) transfer to LandCo any LandCo Asset or for LandCo to assume any LandCo Liability, (iii) conflict with or violate any Permit, Order or Law applicable to Purchaser or any of its properties or assets, except, in the case of (ii), for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which would not, either individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect.

(c)   No Consent of any Governmental Entity or any third party is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Purchase Agreement, the performance by Purchaser of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby.

6.3   MusicCo Valuation. The Purchase Agreement has been negotiated on an arms' length basis between the parties and Purchaser has no reason to believe, and does not believe, that the purchase price for the MusicCo Interests as set forth in the Purchase Agreement does not represent a fair valuation of the MusicCo Interests as of the date hereof.

ARTICLE VII

CONDUCT OF BUSINESS

7.1   Covenants of the Company. During the period from the date of the Original Merger Agreement and continuing until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company has taken all actions to, and has caused each Company Subsidiary to, and from and after the date of this Agreement will, and will cause each Company Subsidiary to (except to the extent that the Buyer shall otherwise consent in writing which consent shall not be unreasonably withheld and except to the extent contemplated by the Contribution, the Purchase Agreement, the Purchase and the Subsidiary Merger), carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, pay or perform its obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the foregoing, except as expressly contemplated by this Agreement, since the date of the Original Merger Agreement, the Company has not taken any action to, and has not permitted any Company Subsidiary to, and from and after the date of this Agreement, will not, and will not permit any Company Subsidiary to, without the prior written consent of the Buyer which consent shall not be unreasonably withheld:

(a)   grant any options to acquire securities of the Company or any Company Subsidiary, or change or amend the timing of any outstanding option agreement or stock restriction agreement or any stock or other equity-based compensation plan, including the Company Stock Plan;

(b)   transfer or license to any Person or otherwise extend, amend or modify any rights to any Company Intellectual Property other than on a non-exclusive basis in the ordinary course of business consistent with past practice;

(c)   declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or redeem or, except in connection with the Subsidiary Merger, otherwise acquire, directly or indirectly, any shares of its capital stock; provided, however, nothing in this Section 7.1(c) shall prohibit the Company from declaring a cash dividend to the Company Shareholders provided that immediately following such dividend and immediately prior to the Contribution the Company has a total amount of cash equal to $2,500,000.

(d)   issue, deliver or sell or authorize or propose the issuance, delivery or sale of any shares of the Company's or any Company Subsidiary's capital stock or securities directly or indirectly convertible into, or exercisable or exchangeable for, shares of the Company's or any Company Subsidiary's capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating the Company or any Company Subsidiary to issue, any such shares or securities, other than the issuance of shares of Company Stock issuable upon the exercise of Company Options or ERI Stock upon exercise of options to acquire ERI Stock, in each case, outstanding on the date of the Original Merger Agreement;

(e)   except in connection with the Subsidiary Merger, merge or consolidate with another Person, or acquire or purchase an equity or similar interest in or a substantial portion of the assets of another corporation, partnership or other business organization or, except with respect to the Contribution, otherwise acquire any assets outside the ordinary course of business consistent with past practices or, except with respect to the Purchase Agreement otherwise enter into any material Contract, or transaction outside the ordinary course of business consistent with past practices;

(f)   except with respect to the Purchase Agreement, sell, lease, license, waive, release, transfer, encumber or otherwise dispose of any of its properties or assets, except in the ordinary course of business consistent with past practices;

(g)   (i) incur, assume or prepay any indebtedness or any other liabilities other than in the ordinary course of business consistent with past practices (except the Company may prepay to the appropriate Taxing Authority any amount included within the Company Tax Amount); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances (other than travel advances consistent with current Company or the applicable Company Subsidiary policy) or, except with respect to the Contribution, capital contributions to, or investments in, any other Person; (iv) authorize or make capital expenditures in excess of $100,000; or (v) permit any insurance policy naming the Company or any Company Subsidiary as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business consistent with past practices;

(h)   (i) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, manager, officer or employee, except for normal increases in salaried compensation in the ordinary course of business consistent with past practices; (ii) grant any severance or termination pay to, or enter into or amend any employment or severance agreement, with any director, manager, officer or employee; (iii) enter into or amend any collective bargaining agreement; or (iv) establish, adopt, enter into or amend any Company Employee Plan, except as required by applicable Law;

(i)   take any action with respect to, or make any change in its financial or Tax accounting methods, policies or procedures in effect on December 31, 2005, except as may be required by changes in GAAP upon the advice of its independent accountants;

(j)   revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than revaluations in the ordinary course of business consistent with past practices not exceeding $100,000 in the aggregate;

(k)   except with respect to the Subsidiary Merger, amend or propose to amend any Organizational Documents (as defined herein) of the Company or any Company Subsidiary;

(l)   amend, take or fail to take any action that would constitute a violation of or default under, or waive any right under, any Material Contract, or waive or release any other material claim or right;

(m)   make, amend or rescind any election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, consent to extend the period of limitations for the payment or assessment of any Tax, or file any amended Tax Return or claim for refund;

(n)   initiate any Litigation without prior notice to the Buyer or settle any Litigation involving out-of-pocket settlement payments of greater than $50,000; or

(o)   enter into any Contract, or understanding with respect to any of the actions described in subsections (a) through (n) above, or take (or fail to take) any action which would be reasonably likely to make any of the representations or warranties contained in this Agreement untrue or incorrect as of the date of the Original Merger Agreement, the date of this Agreement or the Closing Date.

7.2   <u>Cooperation</u>. Subject to compliance with applicable Law, from the date hereof until the Effective Time, each of the Company and the Buyer shall confer on a reasonably regular and frequent basis to report operational matters of materiality and the general status of ongoing operations.

ARTICLE VIII

ADDITIONAL AGREEMENTS

8.1   No Solicitation.

(a)   The Company and each of the Company Subsidiaries and the Company's Affiliates shall not, directly or indirectly, through any officer, director, manager, employee, representative or agent of the Company or any Company Subsidiaries (and it shall instruct such officer, director, manager, employee, representative and agent not to, directly or indirectly), (i) solicit, initiate, resume, facilitate or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or (ii) engage in negotiations or discussions concerning, or provide any non-public information to any Person or entity relating to, any Acquisition Proposal; provided, however, that if, at any time prior to the date of the requisite approval of this Agreement and the Merger by the Company Shareholders, the Company Board determines in good faith, after receiving the advice of outside counsel, that it is incumbent upon the Company Board in the reasonable exercise of its fiduciary duties to the Company under applicable Law to do so, the Company may, in response to a Superior Proposal (as defined below) which was not solicited by it and which did not otherwise result from a breach of this Section 8.1(a), and subject to providing prior written notice of its decision to take such action to Buyer and compliance with Section 8.1(c), (x) furnish information with respect to the Company and the Company Subsidiaries to any Person making a Superior Proposal pursuant to a confidentiality agreement containing terms no less favorable to the Company than the Confidentiality Agreement (as defined herein) and permitting the disclosure contemplated by this Section 8.1 and (y) participate in discussions or negotiations regarding such Superior Proposal. For purposes of this Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries or any Company Subsidiary, in each case taken as a whole, or 25% or more of any class of equity securities of the Company or any Company Subsidiary, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 25% or more of any class of equity securities of the Company or any Company Subsidiary, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the acquisition of 25% or more of any class of equity securities or assets of the Company or any Company Subsidiary, other than the transactions contemplated by this Agreement.

(b)   Neither the Company Board nor any committee thereof shall:

(i)   except as set forth in this Section 8.1, withdraw, amend or modify, or propose publicly to withdraw or modify, in a manner adverse to the Buyer or

Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger (any such withdrawal, amendment, modification or proposal, a "Change of Recommendation");

(ii)   cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 8.1(a) entered into in the circumstances referred to in and consistent with the provisions of Section 8.1(a)); or

(iii)   except as set forth in this Section 8.1 adopt, approve or recommend to the Company Shareholders that they accept, or propose publicly to adopt, approve or recommend, any Acquisition Proposal other than the Merger.

Notwithstanding the foregoing, the Company Board may, in response to a Superior Proposal that did not result from a breach by the Company of this Section 8.1, effect a Change of Recommendation or in the case of a tender or exchange offer made directly to the Company Shareholders, recommend that the Company Shareholders accept the tender or exchange offer, if (A) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal; (B) the Company Board determines in good faith, after receiving the advice of outside counsel, that it is incumbent upon the Company Board in the reasonable exercise of its fiduciary obligations to the Company under applicable Law to do so, but only at a time that is prior to the adoption of this Agreement at the Company Shareholders Meeting, and is after the fifth business day following the Buyer's receipt of written notice advising the Buyer that the Company Board desires to withdraw or modify the recommendation due to the existence of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; or (C) the Company shall have complied with this Section 8.1 and shall not have breached in any material respect any of the other provisions of this Agreement. Nothing in this Section 8.1 shall be deemed to (A) permit the Company to take any action described in clauses (ii) or (iii) (provided, that, in the case of a tender or exchange offer made directly to the Company Shareholders the Company may recommend that the Company Shareholders accept the tender or exchange offer) of the first sentence of this Section 8.1(b), (B) affect any obligation of the Company under this Agreement or (C) limit the Company's obligation to call, give notice of, convene and hold the Company Shareholders Meeting, regardless of whether the Company Board has effected a Change of Recommendation.

(c)   If the Buyer makes a counterproposal to a Superior Proposal, the Company shall consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. For purposes of this Agreement, a "Superior Proposal" means any bona fide, written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of each class of Company Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Company Board determines in its good faith judgment (after receiving the advice of an independent financial advisor of nationally recognized reputation), taking into account all of the terms and conditions of such proposal and this Agreement (including any proposal by the Buyer to amend the terms of this Agreement) to be more favorable to the Company Shareholders than the Merger, to have a reasonable likelihood of closing, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Company Board, is reasonably capable of being, and likely to be, obtained on the proposed terms by such third party.

(d)   The Company agrees that as of the date of the Original Merger Agreement, it shall have, and it shall have caused the Company Subsidiaries and the Company's Affiliates (and shall direct its and their respective officers, directors, managers, employees, representatives and agents) to have, immediately ceased and caused to be terminated any existing activities, discussions or negotiations with any Person (other than the Buyer, Purchaser or their respective representatives) conducted heretofore with respect to any Acquisition Proposal. The Company shall notify the Buyer promptly after receipt by the Company (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Company Subsidiary by any Person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall inform the Buyer promptly (and in any event within twenty-four (24) hours) of all material developments and the status of any Acquisition Proposal, any negotiations or discussions with respect to any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal or for access to the properties, books or records of the Company or any Company Subsidiary by any Person or entity that, to the Company's Knowledge, is considering making, or has made, an Acquisition Proposal. The Company shall provide Buyer with copies of all documents received from (to the extent such documentation sets forth the terms or conditions of such Acquisition Proposal) or delivered or sent to any Person or entity that is considering making or has made an Acquisition Proposal. The Company will promptly provide to the Buyer any information concerning the Company provided to any other party in connection with an Acquisition Proposal which was not previously provided to the Buyer.

8.2   Approval of Stockholders; Proxy Statement; Blue Sky.

(a)   No later than two (2) days after the execution of this Agreement, the Company shall prepare the Proxy Statement. The form of proxy to be executed by the Company Shareholders shall be enclosed with the Proxy Statement. In addition, the Company agrees that the final form of the Proxy Statement, the final form of proxy and the final form of all other materials to be provided to the Company Shareholders in connection with obtaining the Shareholder Approval Actions shall be subject to prior review of and approval by the Buyer and its counsel, which such review shall be completed and communicated to the Company and its counsel no later than two (2) business days after delivery thereof to Buyer and its counsel. If at any time prior to the Effective Time any event or circumstance relating to the Company, the Buyer, Sub or any of their respective Affiliates, officers, directors or managers should be discovered by such party which should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof.

(b)   Unless the Company shall have previously secured the written consent of the Company Shareholders, in accordance with the PBCL and the Company Charter Documents, approving and adopting this Agreement, the Merger, the Purchase Agreement, the Purchase and the other transactions contemplated hereby and thereby, the Company, acting through the Company Board, shall, in accordance with the PBCL and the Company Charter Documents, as promptly as practicable, but in any event within fourteen (14) days following the date of this Agreement, duly call and give notice of a special meeting of the Company Shareholders to consider the approval and adoption of this Agreement, the Purchase Agreement, the Merger, the Purchase and the other transactions contemplated hereby and thereby (the "Company Shareholders Meeting"), and no later than forty (40) days after the date of this Agreement the Company shall, convene and hold the Company Shareholder meeting and the Company shall consult with the Buyer in connection therewith. Subject to Section 8.1, to the fullest extent permitted by applicable Law, (i) the Company Board shall recommend the approval and adoption of this Agreement, the Purchase Agreement, the Merger, the Purchase and the other transactions contemplated hereby and thereby by the Company Shareholders and shall include such recommendation in the Proxy Statement and (ii) neither the Company Board nor any committee thereof shall effect a Change of Recommendation. The Company shall use all reasonable efforts to solicit from the Company Shareholders proxies or written consents for purposes of obtaining the Shareholder Approval Actions and to secure such Shareholder Approval Actions in accordance with the PBCL and the Company Charter Documents. Each of the Buyer and the Company shall prepare and file as promptly as practicable any such other filings under the PBCL or the Delaware LLC Act as may be required to effectuate the Merger and the transactions contemplated by this Agreement. In the event that the Company secures the Shareholder Approval Actions by the written consent of the Company Shareholders, the Company shall promptly provide such notice to holders of shares of Company Stock entitled to appraisal rights as required by the PBCL.

(c)   [Intentionally Omitted].

8.3   Access. Upon reasonable notice, during normal business hours during the period prior to the Effective Time, each of the parties shall (a) afford to the officers, directors, managers, employees, accountants, counsel and other representatives of the other parties, reasonable access to all its properties, plants, personnel, books, contracts, commitments and records (other than privileged documents) and (b) all other information concerning its business, properties and personnel as the other party may reasonably request during such period. During such period, each party will hold any such information which is non-public in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 8.3 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

8.4   Supplements to Disclosure Schedule. From time to time prior to the Closing, the Company shall give prompt notice to the Buyer and thereafter promptly supplement or amend the Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule. No supplement or amendment of the Disclosure Schedule made pursuant to this Section 8.4 shall be deemed to cure any breach of any representation or warranty made in this Agreement, or shall be taken into account in determining whether the condition to Closing set forth in Section 9.2(a) hereof is satisfied as of the Closing Date, unless the Buyer specifically agrees thereto in writing.

8.5   Legal Conditions; Taking of Necessary Action.

(a)   Each of the Buyer and the Company will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on either party with respect to the Merger (which actions shall include, without limitation, furnishing all information required in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them in connection with the Merger. Each of the Buyer and the Company will take (or cause to be taken) all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by the Buyer or the Company in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Subject to the terms and conditions of this Agreement, each of the parties agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

(b)   Each of Purchaser, MusicCo and the Company will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on any of them with respect to the Purchase and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them in connection with the Purchase. Each of Purchaser, MusicCo and the Company will take (or cause to be taken) all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any Consent or Order of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser, MusicCo or the Company in connection with the Purchase or the taking of any action contemplated thereby or by the Purchase Agreement. Subject to the terms and conditions of the Purchase Agreement, each of Purchaser, MusicCo and the Company agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Purchase Agreement.

        8.6   [Intentionally Omitted].

        8.7   <u>Company Stock Plan; ERI Options</u>.

        (a)   At the Effective Time, the Company Stock Plan and each then outstanding Company Option, whether vested or unvested, will be assumed by the Buyer and become and represent an option to acquire, on the same terms and conditions (including, without limitation, vesting provisions and repurchase provisions regarding any shares of restricted stock) as were applicable to such Company Option prior to the Effective Time, a number of shares of common stock, $.001 par value, of Buyer ("Buyer Common Stock") (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Company Stock subject to such Company Option immediately prior to the Effective Time by (ii) the Option Conversion Ratio (as defined herein), at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of Company Stock subject to such Company Option immediately prior to the Effective Time, divided by the Option Conversion Ratio. It is the intention of the parties hereto that each Company Option so assumed by the Buyer will, to the extent permitted by applicable Laws, qualify as an "incentive stock option" within the meaning of Section 422 of the Code to the extent such Company Option qualified as such immediately prior to the Effective Time. As soon as practicable after the Effective Time, the Buyer will deliver to each Person who, immediately prior to the Effective Time, was a holder of an outstanding Company Option, an instrument evidencing the assumption of such Company Option by the Buyer as provided in this Section 8.7(a). The Buyer will take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of Company Options assumed by the Buyer pursuant to this Section 8.7(a). The Buyer will use reasonable efforts to cause the issuance of shares of Buyer Common Stock issuable upon exercise of any Company Options to have been registered as promptly as reasonably practicable following the Effective Time pursuant to an effective registration statement on Form S-8 under the Securities Act and to maintain the effectiveness of such registration statement thereafter for so long as any of such Company Options remain outstanding. The "Option Conversion Ratio" shall the quotient (to four (4) decimal places) of the Per Share Merger Consideration divided by the Closing Average. The "Closing Average" shall mean the average of the closing prices of Buyer Common Stock on the

Nasdaq National Market as reported in The Wall Street Journal on each of the fifteen (15) trading days ending on the fifth trading day immediately preceding the Effective Time

(b) At the Effective Time, each then outstanding ERI Option, whether vested or unvested, will be assumed by the Buyer and become and represent an option to acquire, on the same terms and conditions (including, without limitation, vesting provisions and repurchase provisions regarding any shares of restricted stock) as were applicable to such ERI Option prior to the Effective Time, a number of shares of Buyer Common Stock (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of ERI Stock subject to such ERI Option immediately prior to the Effective Time by (ii) the ERI Option Conversion Ratio (as defined herein), at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of ERI Stock subject to such ERI Option immediately prior to the Effective Time, divided by the ERI Option Conversion Ratio. It is the intention of the parties hereto that each ERI Option so assumed by the Buyer will, to the extent permitted by applicable Laws, qualify as an "incentive stock option" within the meaning of Section 422 of the Code to the extent such ERI Option qualified as such immediately prior to the Effective Time. As soon as practicable after the Effective Time, the Buyer will deliver to each Person who, immediately prior to the Effective Time, was a holder of an outstanding ERI Option, an instrument evidencing the assumption of such ERI Option by the Buyer as provided in this Section 8.7(b). The Buyer will take all corporate action necessary to reserve for issuance a sufficient number of shares of Buyer Common Stock for delivery upon exercise of ERI Options assumed by the Buyer pursuant to this Section 8.7(b). The Buyer will use reasonable efforts to cause the issuance of shares of Buyer Common Stock issuable upon exercise of any ERI Options to have been registered as promptly as reasonably practicable following the Effective Time pursuant to an effective registration statement on Form S-8 under the Securities Act and to maintain the effectiveness of such registration statement thereafter for so long as any of such ERI Options remain outstanding. The "ERI Option Conversion Ratio" shall mean the quotient (to four (4) decimal places) of the ERI Per Share Consideration divided by the Closing Average.

8.8   Consents

(a)   Each of the Buyer and the Company shall use reasonable efforts to obtain all necessary Consents, under any of the Buyer's or the Company's or the Company Subsidiary's material Contracts, in connection with the Merger, the Subsidiary Merger, the Contribution and the Purchase, including, with respect to the Company, securing the consent of the parties to the Contracts listed in Section 8.8(a)(i) or Section 8.8(a)(ii) of the Disclosure Schedule, to (i) the assignment to MusicCo or LandCo, as appropriate, of such Contracts and (ii) the substitution of MusicCo or LandCo, as appropriate, for the Company for all purposes thereunder.

(b) Notwithstanding the foregoing, the Company shall use reasonable efforts to secure the consent of the parties to the Contracts listed in Section 8.8(b)of the Disclosure Schedule, to (i) the assignment to MusicCo or LandCo, as appropriate, of such Contracts and (ii) the substitution of MusicCo or LandCo, as appropriate, for the Company for all purposes thereunder.

(c)   Without limiting the obligations of the Company under Sections 8.8(a)(i), 8.8(a)(ii) and 8.8(b) above, within thirty (30) days from the date of the Original Merger Agreement, the Company shall have contacted the parties to the Contracts listed in Sections 8.8(a)(i), 8.8(a) (ii) and 8.8(b) of the Disclosure Schedule to request the consent to assignment and substitution described above. Buyer shall be given the opportunity to review any written communication in respect of such consents prior to sending any such written communication and shall promptly provide its comments thereon to the Company, and the Company shall incorporate any comments of the Buyer into such communication unless, in the Company's reasonable judgment, either (i) the incorporation of such comment would be likely to materially adversely affect the ongoing business relationship between the Company and the party to which the communication is to be sent or (ii) the comment to be incorporated is not required by, or is inconsistent with, this Section 8.8. If any party to a Contract listed in Sections 8.8(a)(i), 8.8(a) (ii) or 8.8(b) of the Disclosure Schedule shall not have provided its consent to such assignment and substitution within twenty (20) days from the initial request made to such party for consent and substitution, notice of such failure shall be promptly provided to Buyer and, at the request of Buyer, Steven A. Markowitz, Nathan S. Eckhart or Barry Holben or the General Manager of the AIA division shall make a follow-up request, either by phone or in person, to such party. The Company, in its reasonable discretion, shall determine which person will make the follow-up request. The Buyer shall have no less than one day notice of any such follow-up request. The Company shall keep a record of all correspondence or communications with the parties to the Contracts listed in Sections 8.8(a)(i), 8.8(a) (ii) and 8.8(b) of the Disclosure Schedule in respect of such consents, reflecting the dates thereof and the persons contacted, and shall make such information available to Buyer at its request. In the event that any of the parties to the Contracts listed in 8.8(a)(i), 8.8(a)(ii) and 8.8(b) of the Disclosure Schedule indicates its refusal to provide such consent to assignment and substitution, the Company will give prompt notice to Buyer of such refusal including any stated reasons therefor.

8.9   Further Action. In case at any time after the Effective Time any further action is necessary or desirable and available to a party to carry out the purposes of this Agreement or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of either of Sub or the Company, each party to this Agreement shall take or cause to be taken all such action. In addition, the Company shall take all actions necessary or appropriate to cause and ensure the performance by any Company Subsidiary of any action necessary or appropriate in furtherance of consummating the transactions contemplated hereby or to fully effectuate the agreement of the parties reflected herein.

8.10   Certain Subsidiaries. Prior to the Effective Time, the Company will, or will cause the Company Subsidiaries to, effect the dissolution and winding up (or similar procedures under applicable Law) of the Subsidiaries listed in Section 8.10 of the Disclosure Schedule.

8.11 <u>Financial Statement Preparation and Review</u>.

(a) Prior to the Effective Time, the Company will use all reasonable efforts to cause its respective management and independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements to be prepared by the Buyer, if required) to comply or enable the Buyer to comply with applicable SEC regulations, (b) the review of any audit or review work papers including the examination of selected audited financial statements and data and (c) the delivery of such representations from each party's independent accountants as may be reasonably requested by the other party or its accountants.

(b) No later than ten (10) days from the date hereof, the Company shall cause its respective management and independent auditors to prepare, in accordance with GAAP, and deliver to the Buyer (i) restated consolidated statements of financial position of the Company as at December 31, 2005, and the related consolidated restated statements of income, changes in stockholders' equity and cash flow for the fiscal year then ended, including the notes thereto, together with the report thereon of BDO Seidman (the "2005 Company Audited Financial Statements") and (ii) restated statements of financial position of ERI as at December 31, 2005, and the related consolidated restated statements of income, changes in stockholders' equity and cash flow for the fiscal year then ended, including the notes thereto, together with the report thereon of BDO Seidman (the "2005 ERI Audited Financial Statements" and, together with the 2005 Company Audited Financial Statements, the "2005 Audited Restated Financial Statements").

(c) If the Effective Time shall occur after October 15, 2006, then prior to the Effective Time, the Company shall cause its management to prepare and deliver to the Buyer an unaudited consolidated balance sheet as at September 30, 2006 and the related unaudited consolidated statements of income and cash flows, for the nine (9) months then ended (the "2006 Third Quarter Financial Statements"). The 2006 Third Quarter Financial Statements shall be prepared in accordance with GAAP applied on a basis consistent with prior periods, subject to normal recurring year-end adjustments that are not likely to be material in amount and the absence of notes.

(d) [Intentionally Omitted].

8.12 [Intentionally Omitted].

8.13 [Intentionally Omitted].

8.14   [Intentionally Omitted].

8.15   <u>Employee Matters</u>.

(a)   Employees of the Company or any Company Subsidiary whose employment with the Company or any Company Subsidiary is continued by the Buyer, or who are retained as employees of the Buyer, after the Effective Time, will receive salary and benefits consistent with the Buyer's practices and policies in effect from time to time.

(b)   Prior to the Closing, the Company shall take all necessary and appropriate action so that no amount payable under any Company Employee Plan or Employee Agreement or otherwise will fail to be deductible by the Company, Sub or the Buyer for U.S. federal income tax purposes by virtue of Section 280G of the Code.

(c)   The Company shall use its reasonable best efforts to obtain from (i) each consultant who is presently providing services to the Company (and each existing employee who formerly was a consultant) a waiver to the effect that all work of such Person for the Company will be deemed to be "work-for-hire" and (ii) a royalty-free license to use any prior invention of any current employee or consultant that is incorporated into a product of the Company.

(d)   After the date hereof and prior to the Closing, the Company shall, to the extent permitted by applicable Law, cause to be contributed (the "Pension Contribution") (1) $1,750,000 to the Allen Organ Company Salaried Employees' Pension Plan and (2) $1,250,000 to the Allen Organ Company Hourly Employees' Pension Plan (for a total contribution equaling $3,000,000), <u>provided</u>, <u>however</u>, that the amount of either such contribution shall be reduced to the extent that the contribution would not be deductible to the Company for tax years 2005 and 2006. For purposes of this section, the lowest current liability interest rate permissible under section 412(b)(5) of the Code will be used to determine the tax deductibility of the pension contributions.

8.16   <u>Ancillary Agreements</u>. Prior to the Closing, the Buyer and the Representative will execute and deliver the Escrow Agreement.

8.17   <u>Takeover Statutes</u>. If any takeover statute is or may become applicable to the transactions contemplated hereby, the Company Board will grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any takeover statute on any of the transactions contemplated hereby.

8.18   Dissenting Shares. The Company shall use its commercially reasonable best efforts to ensure that holders of not more than 10% of the outstanding shares of Company Stock as of the Record Date shall be Dissenting Shares.

8.19   Additional ERI Contribution. The Company shall contribute to Diversified as additional capital sufficiently in advance of the effective time of the Subsidiary Merger an amount in cash, sufficient to fund the Subsidiary Merger (the "Subsidiary Merger Contribution"). The Company shall cause Diversified to reserve and maintain the Subsidiary Merger Contribution solely for the purposes of funding the ERI Consideration.

8.20   Maintenance of Insurance Policies. From the date of the Original Merger Agreement, the Company shall have taken, and through the Effective Time shall continue to take, all actions and deliver all documents to the insurers under the Insurance Policies necessary to ensure that the binders set forth in Exhibits H-1 and H-2 remain in full force and effect on the terms and conditions set forth therein. Prior to the Effective Time, the Company shall prepay in full all amounts payable as premiums or otherwise under the Insurance Policies for the respective terms of such policies and shall supply all information and documents necessary to ensure that the condition to closing set forth in Section 9.2(p) is satisfied. From the Effective Time and for the duration of the Insurance Period, MusicCo and LandCo shall take all actions necessary to ensure that the Insurance Policies remain in full force and effect on the terms and conditions as set forth in Exhibits H-1 and H-2 hereto.

8.21   Determination of Company Tax Amount.

(a)   At least fifteen (15) days prior to the Closing Date, MusicCo, with the assistance of KPMG LLP with respect to income, capital stock, franchise or similar Taxes, (at the expense of MusicCo) shall provide an estimate of the Company Tax Amount (the "Estimated Company Tax Amount") for Buyer's review, which shall be completed promptly. MusicCo shall cooperate in good faith with Buyer to ensure that the Company Tax Amount is computed in compliance with applicable law, consistent with past practice. In the event that MusicCo and Buyer cannot agree on the computation of the Estimated Company Tax Amount, MusicCo and Buyer shall jointly appoint an independent accounting firm within the so-called "Big Four" (the "Independent Accounting Firm") which shall, at MusicCo's and Buyer's equal expense, resolve such dispute and the finding of such Independent Accounting Firm shall be binding on the parties; provided, however, that in the event that, pursuant to Section 8.21(b), the Company Tax Amount Certificate (as defined below) is revised as of the Closing Date, MusicCo, with the assistance of KPMG LLP with respect to income, capital stock, franchise or similar Taxes, shall revise the Estimated Company Tax Amount accordingly and Buyer shall have the right to review such revised Estimated Company Tax Amount. MusicCo shall cooperate in good faith with Buyer to ensure that the revised Company Tax Amount is computed in compliance with applicable law, consistent with past practice. In the event that MusicCo and Buyer cannot agree on the computation of the revised Estimated Company Tax Amount, MusicCo and Buyer shall jointly appoint an Independent Accounting Firm which shall, at MusicCo's and Buyer's equal expense, resolve such dispute and the finding of such Independent Accounting Firm shall be binding on the parties.

(b)   At least twenty (20) days prior to the Closing Date the President and Chief Executive Officer of the Company shall execute and provide to KPMG LLP, for its use in assisting MusicCo with the computation of the Estimated Company Tax Amount, and Buyer a certificate in form reasonably satisfactory to Buyer certifying to the expected gross fair market value and adjusted tax basis of the LandCo Assets and MusicCo Assets as of the Closing Date, as well as the amount of any cash distributed or to be distributed on or prior to the Closing Date (the "Company Tax Amount Certificate"). No later than three (3) business days prior to the Closing Date, the President and Chief Executive Officer of the Company shall confirm in writing that the amounts reported on the Company Tax Amount Certificate are correct. If the amounts reported on the Company Tax Amount Certificate have changed, such President and Chief Executive Officer shall execute and provide to KPMG LLP a certificate in form similar to the Company Tax Amount Certificate certifying to the gross fair market value and adjusted tax basis of the LandCo Assets and MusicCo Assets as of the Closing Date, as well as the amount of any cash distributed or to be distributed on or prior to Closing Date.

8.22   Grant of Buyer Options. Within 120 days after the Closing Date, Buyer shall grant, to such employees of ERI as it may designate, options to acquire shares of Buyer Common Stock, which options, as of the grant date or dates, shall have an aggregate value of $4.5 million dollars as determined using the Black-Scholes option valuation formula.

8.23   [Intentionally Omitted].

ARTICLE IX

CONDITIONS TO MERGER

9.1   Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

(a)   Company Shareholder Approvals. The Shareholder Approval Actions shall have been obtained.

(b)   Other Approvals. All Consents of or with any Governmental Entity required to consummate the Purchase and the Merger shall have been filed, occurred or been obtained, except for any such Consents where the failure to have been so filed, occurred or obtained would not, individually or in the aggregate, have a Material Adverse Effect or a Buyer Material Adverse Effect.

(c)   No Injunctions or Restraints; Illegality. No order, ruling or injunction issued by any Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have been issued and then be in effect (provided, that, the Buyer and the Company shall use their reasonable efforts to have any such order, ruling or injunction vacated or lifted); nor shall there be any Law enacted, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

(d)   Escrow Agreement. The Buyer, the Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e)   [Intentionally Omitted].

(f)   [Intentionally Omitted].

(g)   [Intentionally Omitted].

9.2   Additional Conditions to Obligations of the Buyer and Sub. The obligations of the Buyer and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by the Buyer and Sub:

(a)   Representations and Warranties. The representations and warranties of the Company, MusicCo, LandCo and Purchaser set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to "materiality" or "Material Adverse Effect" set forth therein, including without limitation, Section 4.5 hereof) at and as of the date of the Original Merger Agreement, at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of each such time (except to the extent such representations and warranties speak as of a specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitations or qualifications as to "materiality" or "Material Adverse Effect" set forth therein) could not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; and the Buyer shall have received certificates from each of the Company (signed on behalf of the Company by the President and Chief Executive Officer of the Company), MusicCo (signed on behalf of MusicCo by the President and Chief Executive Office of MusicCo), LandCo (signed on behalf of LandCo by the President and Chief Executive Office of LandCo) and Purchaser (signed on behalf of Purchaser by the President and Chief Executive Officer of Purchaser) to such effect.

(b)   Performance of Obligations of the Company. The Company, MusicCo, LandCo and Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Buyer shall have received certificates from each of the Company (signed on behalf of the

66

Company by the President and Chief Financial Officer of the Company), MusicCo (signed on behalf of MusicCo by the President and Chief Executive Office of MusicCo), LandCo (signed on behalf of LandCo by the President and Chief Executive Office of LandCo) and Purchaser (signed on behalf of Purchaser by the President and Chief Executive Officer of Purchaser) to such effect.

(c)   <u>Material Adverse Effect</u>. There shall not have occurred a Material Adverse Effect.

(d)   <u>Contribution</u>. The Contribution shall have been consummated pursuant to and in accordance with the terms of the Purchase Agreement.

(e)   <u>Purchase</u>. The Purchase shall have been consummated pursuant to and in accordance with the terms of the Purchase Agreement.

(f)   <u>Subsidiary Merger</u>. Diversified shall have filed the ERI Merger Certificate with the New Jersey Department of Treasury, Division of Revenue and the Secretary of State of the State of Delaware and the Subsidiary Merger shall have become effective in accordance with the NJBCA and the Delaware LLC Act.

(g)   <u>Waiver of Rights to Indemnification</u>. The Buyer shall have received executed agreements from each of the officers and directors (or persons serving in similar capacities) of the Company and each Company Subsidiary, in form and substance satisfactory to Buyer, waiving all rights of said officers and directors (or persons serving in similar capacities) to indemnification from the Company and the Company Subsidiaries under the Company Charter Documents or similar organizational documents of the Company Subsidiaries, any agreement or otherwise; <u>provided</u>, <u>however</u>, that the officers and directors of ERI shall not be required to waive rights of such persons to indemnification with respect to acts or omissions by them in their capacity as officers and directors of ERI.

(h)   <u>Opinion</u>. The Company shall have delivered to the Buyer the opinion of Stevens & Lee P.C., dated the Closing Date, covering the matters set forth on Exhibit I hereto.

(i)   <u>Resignations</u>. All officers and directors (or persons serving in similar capacities) of the Company and each Company Subsidiary who the Buyer has requested resign, shall have resigned or otherwise been removed from office.

(j) Third Party Consents. (i) All notices to, and consents, approvals or waivers of, Persons who or which are not Governmental Entities under the agreements, instruments or documents listed in Section 4.4(e) of the Disclosure Schedule and of the Persons who are parties to the Contracts listed in Section 8.8(a)(i) of the Disclosure Schedule shall have been given or obtained in a form and manner reasonably acceptable to the Buyer.

(ii) All notices to, and consents, approvals or waivers of, the Persons who are parties to the Contracts listed in Section 8.8(a)(ii) of the Disclosure Schedule shall have been given or obtained in a form and manner reasonably acceptable to the Buyer.

(k) Pension Contribution. The Company shall have made the Pension Contribution.

(l) [Intentionally Omitted].

(m) Subsidiary Merger Contribution. Diversified shall continue to have reserved and maintained the Subsidiary Merger Contribution solely for the purposes of funding the ERI Consideration.

(n) Tax Certificate. A certificate, dated as of the Closing Date, in form and substance reasonably satisfactory to the Buyer, shall have been delivered to the Buyer either, (i) by the Company, certifying that neither the Company nor any of its Subsidiaries is or has been a "U.S. real property holding corporation" (as defined in Section 897(c)(2) of the Code) at any time during the five (5) years preceding the date of the certificate (or such shorter period as may be specified by Section 897(c)(1)(A)(ii) of the Code), or (ii) by each holder of Company Stock, certifying that such holder, if an entity, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate, and is not a disregarded entity (as those terms are defined in the Code and the Treasury regulations promulgated thereunder), or, in case of an individual transferor, is not a non-resident alien for purposes of U.S. income taxation; provided, however, that in the event that the Company decides to deliver the certificates described in clause (ii), then, if, and to the extent that, one (1) or more of the former holders of Company Stock shall fail to deliver such certificate, (A) the Buyer may, pursuant to Section 1445 of the Code, deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement and pay over to the IRS an amount equal to 10% of the total "amount realized" (within the meaning of Section 1445 of the Code) by such holder(s) of Company Stock, (B) to the extent such amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes under this Agreement as having been paid to the holder of Company Stock to whom such consideration would otherwise have been paid, and (C) the Buyer shall waive the condition imposed by this Section 9.2(n).

(o) Financial Results. If the Effective Time shall occur after October 15, 2006, the net sales of ERI on a consolidated basis as reported in the 2006 Third Quarter Financial Statements shall be equal or greater to 80% of the net sales for such period as set forth in the 2006 Company Plan as delivered to the Buyer prior to the date hereof.

(p) Insurance Policies. The Insurance Policies shall have been executed and delivered and as of the Effective Time shall be in full force and effect and in the forms and containing the terms and conditions as set forth on Exhibits H-1 and H-2, and all amounts payable as premiums or otherwise by the Company for the term of each Insurance Policy shall have been prepaid by the Company in full.

9.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to "materiality" or "Buyer Material Adverse Effect" set forth therein) at and as of the date of the Original Merger Agreement, at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of each such time (except to the extent such representations and warranties speak as of a specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitations or qualifications as to "materiality" or "Buyer Material Adverse Effect" set forth therein) could not be reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect; and the Company shall have received a certificate, signed on behalf of the Buyer by the President and Chief Financial Officer of the Buyer, to such effect.

(b) Performance of Obligations of the Buyer and Sub. The Buyer and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate, signed on behalf of the Buyer by the President and Chief Financial Officer of the Buyer, to such effect.

ARTICLE X

SURVIVAL AND INDEMNIFICATION

10.1 Survival of Company Obligations.

(a)   All representations and warranties of the Company, MusicCo, LandCo and Purchaser contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall survive the Closing and shall continue until three (3) years after the Effective Time (the "Survival Period"), provided, that, if any claims for indemnification have been asserted with respect to any such representations and warranties in accordance with Section 10.2 prior to the end of the Survival Period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of such claims, and provided, further, that (i) the representations and warranties set forth in Section 4.12 (Tax Matters) and the representations and warranties set forth in Section 4.2 (Subsidiaries, as it relates to ERI) and Section 4.3(a) and (b) (Capitalization) shall survive the Closing and continue for four (4) years, provided, that, if any claims for indemnification have been asserted with respect to any such representations and warranties in accordance with Section 10.2 prior to the end of the four year period, the representations and warranties on which any such claims are based shall continue in effect until final resolution of such claims; and (ii) any claim for indemnification pursuant to clauses (ii), (v), (x) and (xi) of Section 10.2(a) may be made at any time prior to the expiration of any applicable statute of limitations, provided, that, if any claims for indemnification have been asserted with respect to any such representations and warranties in accordance with Section 10.2 prior to the end of any applicable statute of limitations, the representations and warranties on which any such claims are based shall continue in effect until final resolution of such claims. All covenants and agreements of the Company, MusicCo, LandCo, Purchaser, the Representative, the Buyer and Sub contained herein shall survive the Closing and the Effective Time. All representations and warranties of the Buyer contained herein or in any document, certificate or other instrument required to be delivered hereunder in connection with the transactions contemplated hereby shall terminate at the Effective Time.

(b)   No investigation by, or furnishing of information to, the Buyer shall affect the right of the Buyer to rely on the representations, warranties, covenants and agreements of the Company set forth herein.

10.2   Indemnification.

(a)   After the Effective Time, subject to Sections 10.1 and 10.3, the Company Shareholders shall indemnify and hold harmless the Buyer and the Surviving Entity and their respective directors, managers, officers, employees, agents, affiliates and assigns (collectively, the "Buyer Indemnified Persons") from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties imposed or assessed by any Governmental Entity and reasonable attorneys' fees, whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement, or enforcement of rights of recovery in respect of, any of the foregoing, net of any actual recoveries under existing insurance policies (collectively, "Losses"), suffered or incurred by any Buyer Indemnified Person based upon, arising out of or otherwise relating to any of the following:

(i)   any misrepresentation or breach of warranty made by the Company in this Agreement or in any certificate required to be delivered by the Company under this Agreement (in each case, as such representation or warranty would read if all qualifications as to materiality, including, without limitation, each reference to the defined term Material Adverse Effect, were deleted therefrom);

(ii)   any breach or non fulfillment of any covenant or agreement made or to be performed by the Company, MusicCo, Purchaser or the Representative in this Agreement, the Purchase Agreement or in any other agreement or instrument entered into in connection with this Agreement;

(iii)   the amount of any Seller Expenses to the extent that the aggregate amount of Seller Expenses exceeds the amount of Estimated Seller Expenses included in the calculation of Total Consideration;

(iv)   the amount of Closing Indebtedness to the extent that the aggregate amount of Closing Indebtedness exceeds the amount of Estimated Closing Indebtedness included in the calculation of Total Consideration;

(v)   any fraud or intentional misrepresentation or breach by the Company, MusicCo, LandCo or Purchaser;

(vi)   the value, calculated as of the Effective Time (after giving effect to the Merger and the transactions contemplated by this Agreement), of any outstanding vested (after giving effect to the Merger and the other transactions contemplated hereby) options (including, without limitation, any Company Options), warrants or other rights to acquire capital stock of the Company to the extent not included in the calculation of the Total Consideration;

(vii)   any amount paid to holders of shares of Company Stock in excess of the Per Share Merger Consideration to which such holders are entitled pursuant to the provisions of Section 2.2;

(viii)   any amount paid to holders of Company Options in excess of the amounts to which they are entitled pursuant to Sections 2.2(e), respectively, hereof;

(ix)   (A) Taxes of the Company or any Company Subsidiary with respect to any Tax periods ending on or prior to the Closing Date and, with respect to any Tax period that begins on or prior to the Closing Date and ends after the Closing Date (other than U.S. federal and state income taxes of LandCo or MusicCo), the portion of such Tax period through and including the Closing Date, except to the extent specific accruals for such Taxes are taken into account for purposes of computing the Closing Working Capital Amount, and (B) any Transfer Taxes for which the Company Shareholders are responsible pursuant to Section 10.7;

(x)   any liabilities of any of the Company, any Company Subsidiary, MusicCo, LandCo or Purchaser relating to, arising from or in connection with the Contribution, the Purchase, the LandCo Dividend or the Subsidiary Merger; or

(xi)   any MusicCo Liabilities or LandCo Liabilities;

provided, however, any amount payable as indemnification for any Loss under this Section 10.2(a) shall be offset by amounts actually received by a Buyer Indemnified Party as insurance proceeds from or under the Insurance Policies.

(b)   No indemnification shall be payable pursuant to Section 10.2(a) with respect to any inaccuracy or breach of any representation or warranty or breach of any covenant or agreement after termination thereof in accordance with Section 10.1, except with respect to claims made prior to such termination pursuant to Section 10.5 but not then resolved (such representation, warranty, covenant or agreement surviving with respect to such claim until resolution of such claim).

(c)   MusicCo and LandCo hereby acknowledge and confirm their obligations with respect to indemnification in respect of any MusicCo Liability or LandCo Liability from and after the Effective Time as set forth in the Purchase Agreement and each hereby covenant and agree to the performance of all of its obligations under the Purchase Agreement in accordance with the terms thereof.

(d)   The terms and conditions of this Article X constitute essential terms and conditions of this Agreement and the Merger, and approval of the Merger by the Company Shareholders shall constitute the express agreement of each Company Shareholder with respect to (i) the obligations of the Company Shareholders pursuant to this Article X and (ii) the appointment of the Representative to act as the representative of the Company Shareholders pursuant to the terms and conditions of this Agreement and the Escrow Agreement. Without limitation of the foregoing, as an essential term of this Agreement and the Merger, the Company Shareholders acknowledge that their indemnification obligations are solely in their capacity as former stockholders of the Company, and, accordingly, an obligation to indemnify any Buyer

Indemnified Person pursuant to this Section 10.2 shall not entitle any current or former officer, director, employee or agent of the Company to be entitled to any indemnification from the Company pursuant to the Company Charter Documents or any agreement with the Company and such obligation to indemnify, if any, shall be a MusicCo Liability.

10.3   Limitations on Indemnification; Rights with respect to MusicCo and LandCo Liabilities.

(a)   The limitations of Sections 10.2(b) and 10.3(b) shall not apply in the case of a fraudulent or intentional misrepresentation by the Company.

(b)   The Company Shareholders shall have no indemnification obligation pursuant to Section 10.2(a)(i) unless and until the aggregate amount of Losses incurred or suffered by the Buyer Indemnified Persons exceeds $500,000, after which the obligation of the Company Shareholders shall be to indemnify the Buyer Indemnified Persons for the entire amount of such Losses to the extent the aggregate amount of Losses incurred or suffered exceeds $250,000.

(c)   With respect to any claim for indemnification under Section 10.2 other than any claim in respect of any MusicCo Liability or LandCo Liability, the sole and exclusive remedy of any Buyer Indemnified Person in respect thereof shall be to the Escrow Amount. Notwithstanding any other provision hereof, a Buyer Indemnified Person shall be under no obligation to proceed against the Escrow Amount in respect of any MusicCo Liability or LandCo Liability, except to the extent as may be required under Section 10.3(d)(vi).

(d)   With respect to any claim for indemnification under Section 10.2 in respect of any MusicCo Liability or LandCo Liability (a "MusicCo/LandCo Claim"), the sole and exclusive recourse of any Buyer Indemnified Person in respect thereof shall be to pursue such MusicCo/LandCo Claim pursuant to the indemnification provisions set forth herein.

(i)   With respect to the first $2 million dollars in aggregate MusicCo/LandCo Claims, a Buyer Indemnified Person shall present any such claim for recovery under the Escrow Agreement, except to the extent the remaining Escrow Amount is less than $2 million dollars.

(ii)   After such time as an aggregate of MusicCo/LandCo Claims equal to the lesser of (A) $2 million dollars or (B) the then remaining Escrow Amount have been presented under the Escrow Agreement, a Buyer Indemnified Person shall first present any such MusicCo/LandCo Claim under the appropriate Insurance Policy unless, in the Buyer

Indemnified Person's reasonable judgment, such claim would not be covered under such Insurance Policy.

(iii)   In the event that (A) the Buyer Indemnified Person has determined in its reasonable judgment that a MusicCo/LandCo Claim would not be covered under either Insurance Policy and has provided MusicCo or LandCo a written explanation for such determination, or (B) the Buyer Indemnified Person receives notice from the insurer under the appropriate Insurance Policy that it has determined that such MusicCo/LandCo claim is not covered under such policy or that it does not intend to pay the Buyer Indemnified Person for the amount of such MusicCo/LandCo Claim, it being understood that the Buyer Indemnified Person need not dispute or appeal any such determination, or (C) the Buyer Indemnified Person shall not have recovered under such Insurance Policy within sixty (60) days of presenting such MusicCo/LandCo Claim under the Insurance Policy, or (D) notwithstanding that an aggregate of MusicCo/LandCo Claims equal to the lesser of (x) $2 million dollars or (y) the then remaining Escrow Agreement have been presented under the Escrow Agreement, if and to the extent that a Buyer Indemnified Person would be unable to recover for a MusicCo/LandCo Claim under the appropriate Insurance Policy due to any "deductible" or "retention" or similar limitation, the Buyer may present such MusicCo/LandCo Claim to MusicCo in respect of any MusicCo Liability or LandCo in respect of any LandCo Liability.

(iv)   At any time after any Buyer Indemnified Person presents a MusicCo/LandCo Claim under the appropriate Insurance Policy or to MusicCo or LandCo pursuant to Section 10.3(d)(iii), such Buyer Indemnified Person may provide notice under the Escrow Agreement in regard to such MusicCo/LandCo Claim and from and after any such notice, such MusicCo/LandCo Claim shall constitute a Withheld Amount until paid or resolved in favor of MusicCo or LandCo pursuant to the procedure set forth in Section 10.3(d)(v).

(v)   In the event that a Buyer Indemnified Person presents a MusicCo/LandCo Claim to MusicCo or LandCo, as applicable, and MusicCo or LandCo disputes such MusicCo/LandCo Claim, the parties to this Agreement shall negotiate in good faith to settle the dispute. If no resolution is reached within sixty (60) days of notice of such claim by the Buyer Indemnified Person, the Buyer Indemnified Person may bring suit in any court of competent jurisdiction with respect to such MusicCo/LandCo Claim, with the costs of such action, including legal fees and expenses, to be borne by the non-prevailing party in such action. If MusicCo or LandCo, as appropriate, does not provide notice to the Buyer Indemnified Person that it is disputing a MusicCo/LandCo Claim within thirty (30) days of being presented with such claim by a Buyer Indemnified Person, the Buyer Indemnified Person shall be deemed to have prevailed for the full amount of such MusicCo/LandCo Claim for purposes of recovery under the Escrow Agreement and, at the option of the Buyer Indemnified Person, may be designated as Resolved Disputed Amounts under the Escrow Agreement.

(vi) Notwithstanding anything in this Section 10.3(d) to the contrary, (A) Buyer Indemnified Persons may not recover from MusicCo or LandCo in respect of any MusicCo/LandCo Claim until Buyer Indemnified Persons have presented in the aggregate MusicCo/LandCo Claims for recovery under the Escrow Agreement equal in the aggregate to the lesser of (1) $2 million dollars or (2) the then remaining Escrow Amount, and (B) after such time as Buyer Indemnified Persons have presented MusicCo/LandCo Claims equal in the aggregate to at least $2 million dollars for recovery under the Escrow Agreement, provided that, a MusicCo/LandCo Claim has first been presented under the Insurance Policies (except that this proviso shall not apply where a Buyer Indemnified Person has determined in its reasonable judgment that a MusicCo/LandCo Claim would not be covered under either Insurance Policy), a Buyer Indemnified Person may, in its discretion, proceed in respect of such MusicCo/LandCo Claim either under the Escrow Agreement or against MusicCo or LandCo, as appropriate.

(e) [Intentionally Omitted].

(f) For the purposes of this Article X, a claim shall be considered to be in respect of a MusicCo Liability or a LandCo Liability if such claim relates to a liability within the definition of "MusicCo Liability" or "LandCo Liability" under the Purchase Agreement, notwithstanding that such claim could be brought pursuant to any other provision hereof.

(g) If any Buyer Indemnified Person exercises its right under Section 10.3(d)(iii) to proceed against MusicCo or LandCo in respect of a MusicCo/LandCo Claim because of the reasons specified in Section 10.3(d)(iii), as a condition of proceeding against MusicCo or LandCo such Buyer Indemnified Person shall execute and deliver to MusicCo or LandCo, as the case may be, an assignment of any rights it may have to seek recovery against the insurer in respect of such MusicCo/LandCo Claim under any Insurance Policy to the extent not prohibited thereunder, any such assignment to be effective only upon (i) recovery by the Indemnified Person in respect of such MusicCo/LandCo Claim from MusicCo or LandCo or (ii) written notice from the Buyer Indemnified Person to MusicCo or LandCo, as appropriate, that it has determined to not further pursue recovery in respect of such MusicCo/LandCo Claim under the Insurance Policies. A Buyer Indemnified Person shall provide the written notice referred to in clause (ii) of the preceding sentence within a reasonably prompt period of time after making any determination described in such clause. In the event that MusicCo or LandCo recovers under the Insurance Policies in respect of any MusicCo/LandCo Claim as to which a Buyer Indemnified Person has not then recovered in full, any amounts so recovered shall be promptly paid to the Buyer Indemnified Person and shall reduce the amount of any MusicCo Liability or LandCo Liability with respect to such MusicCo/LandCo Claim..

Notwithstanding anything set forth herein to the contrary, provided that, any rights of MusicCo, LandCo or any Subsidiary of MusicCo under any Insurance Policy would not be adversely effected thereby, neither MusicCo nor LandCo or any of their affiliates shall take any actions which will or would be reasonably expected to adversely affect any rights which any Buyer Indemnified Person would have to assert and recover any claims under the Insurance Policies. Notwithstanding anything set forth herein to the contrary, provided that, any rights of any Buyer Indemnified Person under any Insurance Policy would not be adversely effected thereby, no Buyer Indemnified Person shall take any actions which will or would be reasonably expected to adversely affect any rights which MusicCo, LandCo or any Subsidiary of MusicCo would have to assert and recover any claims under the Insurance Policies.

10.4   Nonsurvival of Buyer Obligations. The representations and warranties of the Buyer in this Agreement shall terminate and be of no further force or effect as of the Effective Time.

10.5   Procedures Relating to Indemnification.

(a)   An indemnified person or entity under Section 10.2 (an "Indemnified Party") seeking indemnification from the Escrow Amount shall give prompt written notice to the Representative, as agent for the Company Shareholders, with a copy to the Escrow Agent of any claim or event known to it which gives rise or, in its reasonable judgment, may give rise to a claim for indemnification hereunder by the Indemnified Party against the Company Shareholders; provided, that, the failure of any Indemnified Party to give notice as provided in this Section 10.5 shall not relieve the Company Shareholders of their obligations under this Article X, except to the extent that such failure has materially and adversely affected the rights of the Company Shareholders. In the case of any claim for indemnification hereunder arising out of a claim, action, suit or proceeding brought by any person who is not a Party to this Agreement (a "Third-Party Claim"), the Indemnified Party seeking indemnification from the Escrow Amount shall also give the Representative, as agent for the Company Shareholders, copies of any written claims, process or legal pleadings with respect to such Third-Party Claim promptly after such documents are received by the Indemnified Party.

(b)   Except as otherwise provided in paragraph (c) below, the Indemnified Parties shall be entitled to control the defense of any Third-Party Claim; provided, however, that the Representative, as agent for the Company Shareholders, may elect, at the Company Shareholders' own cost and expense, to participate in any Third-Party Claim; provided further, however, that neither the Representative nor any Company Shareholder shall take any action with respect to such Third-Party Claim before consulting with, and receiving the consent of, each Indemnified Party involved. If the Representative, as agent for the Company Shareholders, elects to participate in a Third-Party Claim, the Representative shall, within thirty (30) days of its receipt of the notice provided pursuant to Section 10.5(a) hereof (or sooner, if the nature of such Third-Party Claim so requires), notify the related Indemnified Party of its intent to do so. The Representative and each Company Shareholder shall reasonably cooperate in the compromise of, or defense against, such Third-Party Claim. The Company Shareholders shall be responsible for the payment of each Indemnified Party's costs and expenses incurred in connection with such cooperation, and such expenses shall constitute Losses incurred or suffered by the Buyer within the meaning of Section 10.2 hereof. The Indemnified Party shall not consent to entry of any judgment or enter into any settlement without the prior written consent of the Representative, as agent for the Company Shareholders, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)   If the Indemnified Party elects not to compromise or defend against a Third-Party Claim, the Representative, on behalf of the Company Shareholders shall pay, compromise or defend such Third-Party Claim at the Company Shareholders own cost and expense. The Representative shall, within thirty (30) days (or sooner, if the nature of such Third-Party Claim so requires), notify the Indemnified Party of its intent to pay, compromise or defend such Third-Party Claim, and such Indemnified Party shall reasonably cooperate in the compromise of, or defense against, such Third-Party Claim. The Company Shareholders shall be responsible for the payment of the Indemnified Parties' costs and expenses incurred in connection with such cooperation, and such costs and expenses shall constitute Losses incurred or suffered by the Buyer within the meaning of Section 10.2 hereof. Neither the Representative nor any Company Shareholder shall consent to entry of any judgment or enter into any settlement without the prior written consent of each related Indemnified Party (which consent shall not be unreasonably withheld), unless such judgment or settlement provides solely for money Losses or other money payments for which such Indemnified Party is entitled to indemnification hereunder and includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of an unconditional release from all liability in respect of such Third-Party Claim; provided, that, notwithstanding the foregoing, the Representative shall not be entitled to settle any claim, action, suit or proceeding brought by a Taxing Authority in respect of Taxes without the prior written consent of the Buyer. After notice from the Representative, as agent for the Company Shareholders, to an Indemnified Party of its election to assume the defense of a Third-Party Claim, the Company Shareholders shall not be liable to such Indemnified Party under this Article X for any legal expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, that, such Indemnified Party shall have the right to employ one counsel of its choice to represent such Indemnified Party if, in such Indemnified Party's reasonable judgment, a conflict of interest between such Indemnified Party and the Company Shareholders exists in respect of such claim, or if there is a reasonable likelihood that a Third-Party Claim may have a material adverse effect on an Indemnified Party, and in that event the reasonable fees and expenses of such separate counsel shall be the responsibility of the Company Shareholders (and shall constitute Losses incurred or suffered by the Buyer within the meaning of Section 10.2(a) hereof).

10.6   Representative.

(a)   In order to administer the transactions contemplated by this Agreement and the Escrow Agreement, including the indemnification obligations of the Company Shareholders under this Article X, the Company Shareholders hereby designate and appoint the Representative for purposes of this Agreement and the Escrow Agreement and as attorneys-in-fact and agent for and on behalf of each Company Shareholder, and the Representative accepts such appointment as Representative.

(b)   The Company Shareholders hereby authorize the Representative to represent the Company Shareholders, and their successors, with respect to all matters arising under this Agreement and the Escrow Agreement, including without limitation, (i) to take all action necessary in connection with the indemnification obligations of the Company Shareholders under this Article X, including the defense or settlement of any claims and the making of payments with respect thereto, (ii) to give and receive all notices required to be given by or to any Company Shareholder under this Agreement and the Escrow Agreement, (iii) to execute the Escrow Agreement for and on behalf of the Company Shareholders and (iv) to take any and all additional action as is contemplated to be taken by or on behalf of the Company Shareholders by the Representative pursuant to this Agreement and the Escrow Agreement.

(c)   In the event that the Representative dies, becomes unable to perform his responsibilities as Representative or resigns from such position, the Company Shareholders having an aggregate Ownership Percentage Interest greater than 50% shall select another representative to fill such vacancy and such substituted Representative shall be deemed to be the Representative for all purposes of this Agreement and the Escrow Agreement.

(d)   All decisions and actions by the Representative, including without limitation any agreement between the Representative and the Buyer or the Escrow Agent relating to indemnification obligations of the Company Shareholders under this Article X, including the defense or settlement of any claims and the making of payments with respect hereto, shall be binding upon all of the Company Shareholders, and no Company Shareholders shall have the right to object, dissent, protest or otherwise contest the same. The Representative shall incur no liability to the Company Shareholders with respect to any action taken or suffered by the Representative in reliance upon any notice, direction, instruction, consent, statement or other documents believed by him to be genuinely and duly authorized, nor for any other action or inaction with respect to the indemnification obligations of the Company Shareholders under this Article X, including the defense or settlement of any claims and the making of payments with respect thereto, except to the extent resulting from the Representative's own willful misconduct or gross negligence. The Representative may, in all questions arising under this Agreement or the Escrow Agreement rely on the advice of counsel, and shall not be liable to the Company Shareholders for anything done, omitted or suffered in good faith by the Representative. The Company Shareholders shall severally indemnify the Representative and hold him or her harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of his or her duties hereunder.

(e)   The Buyer and the Escrow Agent shall be able to rely conclusively on the instructions and decisions of the Representative with respect to the indemnification obligations of the Company Shareholders under this Article X, including the defense or settlement of any claims or the making of payments with respect thereto, or as to any other actions required or permitted to be taken by the Representative hereunder, and no party hereunder shall have any cause of action against the Buyer or the Escrow Agent to the extent the Buyer or the Escrow Agent has relied upon the instructions or decisions of the Representative.

(f)   The Company Shareholders acknowledge and agree that the Representative may incur costs and expenses on behalf of the Company Shareholders in his capacity as Representative ("Representative Expenses"). Each of the Company Shareholders agrees to reimburse the Representative for such costs and expenses incurred by the Representative out of the Escrow Amount, promptly upon demand by the Representative therefore. The amount to be paid by each such Company Shareholder shall be equal to the product of the amount of such Representative Expenses multiplied by such Company Shareholder's Ownership Percentage Interest; provided, that, no Company Shareholder shall be required to pay, in the aggregate, Representative Expenses in an amount in excess of the value of such Company Shareholder's Ownership Percentage Interest in the Escrow Amount initially deposited in escrow pursuant to Section 2.8.

10.7   Transfer and Similar Taxes. Any sales, use, transfer, gains, stamp, duties, recording and similar Taxes (collectively, "Transfer Taxes") incurred as a result of any of the transactions contemplated by this Agreement shall be borne severally by the Company Shareholders. Buyer shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (the "Transfer Tax Returns") and timely pay all such Transfer Taxes; provided, for the avoidance of doubt, that Buyer may seek indemnification with respect to a Transfer Tax for which a Company Shareholder is liable pursuant to the preceding sentence. If required by law, the Company Shareholders or the Representative will join in the execution of any Transfer Tax Return. Not later than ten (10) days after the filing of any Transfer Tax Return, Buyer shall provide a copy of such Transfer Tax Return to the Representative.

ARTICLE XI

TERMINATION; FEES AND EXPENSES

11.1   Termination. This Agreement may be terminated at any time prior to the Effective Time, with respect to Sections 11.1(b) through 11.1(h), by written notice by the terminating party to the other party) whether before or after approval of the matters presented in connection with the Merger by the Company Shareholders:

(a)   by mutual written consent of the Buyer and the Company;

(b)   by the Buyer or the Company if the Merger shall not have been consummated by September 30, 2006, provided, that, the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(c)   by the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, ruling or injunction or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided, that, the party seeking to terminate pursuant to this Section 11.1(c) shall have complied with its obligations under Section 8.5 and used reasonable efforts to have any such Order, vacated or lifted);

(d)   by the Buyer, if (i) any Company Shareholder party to the Voting Agreement breaches the Voting Agreement (without limitation of other actions or failures to act by any Company Shareholder that may constitute a breach of the Voting Agreement, such Company Shareholder will be deemed to have breached the Voting Agreement if such Company Shareholder does not vote in favor of the approval and adoption of this Agreement, the Merger, the Purchase Agreement, the Purchase and the other transactions contemplated hereby at the Company Shareholders Meeting with respect to all of such Company Shareholder's Company Stock or if such Company Shareholder transfers any of such Company Shareholder's Company Stock in violation of the terms thereof) unless the Shareholder Approval Actions have otherwise been approved; or (ii) the Company or any director, officer, employee or stockholder of the Company takes any action prohibited by or otherwise breaches Sections 8.1 or 8.2(b);

(e)   by either Buyer or, provided, the Company has not materially breached any of the provisions of Sections 8.1 or 8.2(b), the Company, if at the Company Shareholders Meeting (giving effect to any adjournment or postponement thereof), the Shareholder Approval Actions shall not have been obtained;

(f)   by the Buyer or the Company, if there has been a breach on the part of the other party of any representation, warranty, covenant or agreement set forth in this Agreement (and which breach would result in the condition to Closing set forth in Section 9.2(a), 9.2(b), 9.3(a) or 9.3(b), as the case may be, not being satisfied); provided, if such breach is curable, this right of termination shall not be available unless such breach shall not have been cured within ten (10) business days following receipt by the breaching party of written notice of such breach from the other party; or

(g)   by the Buyer, if the 2005 Audited Restated Financial Statements have not been delivered pursuant to Section 8.11(b) hereof, or, if so delivered, within five (5) business days of delivery to the Buyer, if in Buyer's reasonable judgment, based on the information then available to Buyer, the 2005 ERI Audited Financial Statements differ materially from the ERI 2005 Financial Statements (as delivered on to Buyer on July 30, 2006), assessing materiality employing the standards set forth in SEC Staff Accounting Bulletin No. 99 (whether or not such bulletin is, or would be, applicable to the ERI 2005 Financial Statements or the 2005 ERI Audited Financial Statements);

(h)   by the Buyer, if

(i)   the Company Board (or any committee thereof) shall have failed to recommend the adoption and approval of this Agreement, the Purchase Agreement, the Merger, the Purchase and the other transactions contemplated hereby and thereby in the Proxy Statement or shall have effected a Change of Recommendation;

(ii)   the Company Board (or any committee thereof) shall have failed after the announcement of an Acquisition Proposal to reconfirm its recommendation to adopt and approve this Agreement, the Purchase Agreement, the Merger, the Purchase and the other transactions contemplated hereby and thereby within ten (10) business days after receipt of the written request of Buyer that the Company Board (or any committee thereof) do so;

(iii)   the Company Board (or any committee thereof) shall have approved or recommended to the Company Shareholders an Acquisition Proposal (other than the Merger); or

(iv)   a tender offer or exchange offer for outstanding shares of Company Stock shall have been commenced (other than by the Buyer or an Affiliate of Buyer) and the Company Board (or any committee thereof) shall have recommended that the Company Shareholders tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, failed to recommend against acceptance of such offer.

11.2   Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall immediately become void and there shall be no liability or obligation hereunder on the part of the Buyer, Sub, the Company, MusicCo, LandCo, Purchaser or their respective officers, directors, managers, stockholders, members or affiliates, except (a) this Section 11.2, Section 11.3 and Section 13.2 shall remain in full force and effect and survive any termination of this Agreement and (b) such termination shall not relieve a party from liability for breach of this Agreement prior to such termination (in the case of the Company, in addition to any fee which may be or become payable pursuant to Section 11.3).

11.3   Fees and Expenses.

(a)   Except as set forth in this Section 11.3 and subject to Section 13.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including attorneys' and accountants' fees) shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)   If the Buyer shall have terminated this Agreement pursuant to Section 11.1(d) or 11.1(h), the Company shall immediately pay the Buyer in immediately available funds a termination fee of $2,775,000.

(c)   If the Buyer shall have terminated this Agreement pursuant to Section 11.1(e) and within one year after any such termination, the Company or ERI shall have, directly or indirectly, entered into a definitive agreement for, or shall have consummated, an Acquisition Transaction (as defined below), then, in any such case, the Company shall immediately, upon the earlier of it or ERI entering into any such agreement or consummating any such transaction, pay the Buyer in immediately available funds a termination fee of $2,775,000.

(d)   If the Buyer or the Company shall have terminated this Agreement pursuant to Section 11.1(f) or if the Buyer shall have terminated this Agreement pursuant to Section 11.1(g), the non-terminating party shall reimburse the terminating party for all fees and expenses of the terminating party incurred in connection with this Agreement or the Purchase Agreement and the transactions contemplated hereby or thereby, including fees and expenses of financial advisors, financial sponsors, accountants, legal counsel and other advisors.

(e)   As used in this Agreement, "Acquisition Transaction" means (i) a transaction or a merger or other business combination, or a series thereof, involving the Company pursuant to which any person (or group of persons) other than the Buyer or its Affiliates (a "Third Party"), acquires 50% or more of the outstanding shares of any class of Company Stock or the entity surviving such merger or business combination, (ii) any other transaction or series of transactions pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of any Company Subsidiary) of the Company having a fair market value (as determined by the board of directors of the Buyer, in good faith) equal to 50% or more of the fair market value of all the assets of the Company, and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, (iii) a transaction or a merger or other business combination, or a series thereof, involving ERI pursuant to which any Third Party acquires 50% or more of the outstanding shares of ERI Stock or of the outstanding shares of any class of Company Stock or the entity surviving such merger or business combination, (iv) any other transaction or series of transactions pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of any subsidiaries of ERI) of ERI having a fair market value (as determined by the Board of Directors of the Buyer, in good faith) equal to 50% or more of the fair market value of all the assets of ERI and its Subsidiaries, taken as a whole, immediately prior to such transaction or (v) a public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

ARTICLE XII

DEFINITIONS AND INTERPRETATION

12.1 Certain Definitions. For purposes of this Agreement, except as otherwise provided or unless the context clearly requires otherwise:

(a) "2006 Company Plan" shall mean the Company Plan of ERI for the 2006 fiscal year delivered to Buyer on December 23, 2005.

(b) "Affiliate" of specified Person shall mean any Person who would be an affiliate of the specified Person pursuant to Rule 12b-2 under the Exchange Act.

(c) "Buyer Material Adverse Effect" shall mean a material adverse effect on (i) the business, operation, assets, condition (financial or otherwise), result of operations or prospects of the Buyer and its Subsidiaries taken as a whole or (ii) the ability of the Buyer to perform its obligations under or to consummate the transactions contemplated by this Agreement.

(d) "Company Intellectual Property" shall mean all Intellectual Property that is or has been used in (including in the development of) the Company's and the Company Subsidiaries' business (other than Intellectual Property used exclusively in the business of MusicCo prior to the Closing) in and/or in any product, technology or process (i) currently being or formerly manufactured, published or (ii) currently under development for possible future manufacturing, publication, marketing or other use by the Company or any Company Subsidiaries (other than MusicCo and the MusicCo Subsidiaries).

(e) "Company Subsidiary" shall mean each Person which is a Subsidiary of the Company.

(f)   "Confidentiality Agreement" shall mean the Mutual Non-Disclosure Agreement, dated September 22, 2005, between the Company and the Buyer, as amended.

(g)   "Consent" shall mean any consent, registration, approval, authorization, waiver or similar affirmation by or of, or filing with or notification to, a Person pursuant to any Contract, Law, Order or Permit (as such terms are defined herein).

(h)   "Contract" shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, license or other obligation of any kind or character, or other obligation that is binding on any Person or its capital stock, properties or business.

(i)   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(j)   "Governmental Entity" shall mean a court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

(k)   "Intellectual Property" shall mean all U.S. and foreign (i) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, including "mask works" (as defined under 17 U.S.C. §901), (iv) rights of publicity, (v) moral rights and rights of attribution and integrity, (vi) Software (as such term is defined below), (vii) trade secrets and all confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies, (viii) all rights in the foregoing and in other similar intangible assets, and (ix) all applications and registrations for the foregoing.

(l)   "Knowledge" - an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

(i)   such individual is actually aware of such fact or other matter; or

(ii)   a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

An entity (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is currently serving as a director, officer, in-house counsel, manager whose title includes the term "Director" or "Manager," partner, executor or trustee of the entity (or in any similar capacity) has Knowledge of such fact or other matter.

(m)   "LandCo Assets" shall have the meaning given to it in the Purchase Agreement.

(n)   "LandCo Liabilities" shall have the meaning given to it in the Purchase Agreement.

(o)   "Law" shall mean any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, judgment or decree, administrative or judicial decision, and any other executive or legislative proclamation.

(p)   "Lien" shall mean any mortgage, pledge, security interest, attachment, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing) or right of others of whatever nature; provided, however, that the term "Lien" shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been included in the Company 2005 Financial Statements, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialman, to secure claims for labor, materials or supplies and other like liens, (v) restrictions on transfer of securities imposed by applicable state and federal securities Laws and (vi) zoning restrictions, covenants or other rights or restrictions of record on uses of real property, provided, the same do not detract from the value or impair the use of the property.

(q)   "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other administrative or other proceeding, whether at law or at equity, before or by any federal, state or foreign Governmental Entity.

(r)   "Major Customer" shall mean any of the customers of ERI projected in the 2006 Company Plan to be one of ERI's top seven (7) customers by revenue for ERI's 2006 fiscal year.

(s)   "Merger" shall mean the merger of Sub with and into the Company, whereby the separate existence of Sub shall cease and the Company shall continue as the Surviving Entity.

(t)   "MusicCo Assets" shall have the meaning given to it in the Purchase Agreement.

(u)   "MusicCo Liabilities" shall have the meaning given to it in the Purchase Agreement.

(v)   "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other Governmental Entity.

(w)   "Organizational Documents" shall mean (i) the articles or certificate of incorporation and the by-laws of a corporation or other equivalent organizational documents; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership; (iv) the limited liability company operating agreement and certificate of formation; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vi) any amendment to any of the foregoing.

(x)   "Person" shall mean any individual, corporation, limited liability company, partnership, joint venture, trust, association, organization, Governmental Entity or other entity.

(y)   "SEC" shall mean the United States Securities and Exchange Commission.

(z)   "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(aa)   "Software" shall mean all computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing. "Software" shall not be deemed to include any virus, worm, Trojan Horse, time bomb, back door, or other similar malicious code intended to (or which may) disrupt the normal operation of business systems, programs or operations.

(bb) "Subsidiary" shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party, corporation or organization or by any one or more of its Subsidiaries or (ii) such party, corporation or organization or any other Subsidiary of such party, corporation or organization is a general partner (excluding any such partnership where such party, corporation or organization or any Subsidiary of such party does not have a majority of the voting interest in such partnership).

12.2   Interpretation.

(a)   When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)   Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(c)   The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)   The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)   A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(f)   A reference to any legislation or to any provision of any legislation shall include any amendment, modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g)   The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h)   For the avoidance of doubt, as used in this Agreement, "the date of this Agreement" or "the date hereof" shall mean August 3, 2006 and "the date of the Original Merger Agreement" shall mean April 12, 2006.

(i)   All references to the Disclosure Schedule in this Agreement refer to the Disclosure Schedule as originally delivered to Buyer on the date of the Original Merger Agreement, except that (i) the references on the cover page thereto to the "Agreement" shall be deemed to refer to this Agreement, as amended and restated, and (ii) Sections 4.12(n) and 4.28 of the Disclosure Schedule shall be deleted in their entirety.

ARTICLE XIII

GENERAL PROVISIONS

13.1   Amendment and Waiver. No amendment of any provision of this Agreement shall be effective, unless the same shall be in writing and signed by the Buyer, the Sub and the Company. Any failure of any party to comply with any obligation, agreement or condition hereunder may only be waived in writing by the other parties, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure by any party to take any action with respect to any breach of this Agreement or default by another party shall constitute a waiver of such party's right to enforce any provision hereof or to take any such action.

13.2   Expenses. Except as specifically provided to the contrary in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto agrees to pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including without limitation the fees of its counsel, investment bankers, consultants and accountants.

13.3   Notices. Any notice, request, instruction or other document to be given hereunder by any party to another party shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation (with a confirming copy sent by overnight courier) if sent by facsimile or like transmission, and on the next business day when sent by Federal Express, United Parcel Service, Express Mail, or other reputable overnight courier, to the party at the following addresses or facsimile numbers (or such other addresses or facsimile numbers for a party as shall be specified by like notice):

      (a)   If to the Buyer or Sub, to:

      Sycamore Networks, Inc.
220 Mill Road
Chelmsford, Massachusetts 01824
Attention: General Counsel
Fax No.: (978) 256-3434

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Attention: Margaret A. Brown, Esq.
Fax No.: (617) 573-4822

      (b)   If to the Company prior to the Effective Time, to:

Allen Organ Company
150 Locust Street
Macungie, Pennsylvania 18062
Attention: Steven A. Markowitz
Fax No.: (610) 965-3098

With a copy to:

Stevens & Lee, P.C.
111 North Sixth Street
Reading, Pennsylvania 19603
Attention: Ernest J. Choquette, Esq.
Fax No.: (610) 988-0834

      (c)   If to the Company after the Effective Time, to:

Bach Group LLC
220 Mill Road

Chelmsford, Massachusetts 01824
Attention: General Counsel
Fax No.: (978) 356-3434

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
Attention: Margaret A. Brown, Esq.
Fax No.: (617) 573-4822

(d)   If to MusicCo, to:

MusicCo, LLC
150 Locust Street
Macungie, Pennsylvania 18062
Attention: Steven A. Markowitz
Fax No.: (610) 965-3098

With a copy to:

Stevens & Lee, P.C.
111 North Sixth Street
Reading, Pennsylvania 19603
Attention: Ernest J. Choquette, Esq.
Fax No.: (610) 988-0834

(e)   If to LandCo, to:

LandCo Real Estate, LLC
150 Locust Street
Macungie, Pennsylvania 18062
Attention: Steven A. Markowitz
Fax No.: (610) 965-3098

With a copy to:

Stevens & Lee, P.C.
111 North Sixth Street
Reading, Pennsylvania 19603
Attention: Ernest J. Choquette, Esq.
Fax No.: (610) 988-0834

(f)   If to Purchaser, to:

AOC Acquisition, Inc.
150 Locust Street
Macungie, Pennsylvania 18062
Attention: Steven A. Markowitz
Fax No.: (610) 965-3098

With a copy to:

Rhoads & Sinon LLP
M&T Bank Building
Twelfth Floor
One South Market Square
Harrisburg, Pennsylvania 17108-1146
Attention: Charles J. Ferry, Esq.
Fax No.: (717) 231-6669

13.4   Entire Agreement; No Assignment; Governing Law. This Agreement, the Voting Agreement, the Purchase Agreement and the Escrow Agreement (a) constitute the entire agreement and supersede all other agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, (b) shall not be assigned by any party (by operation of law or otherwise) without the prior written consent of the other parties, provided, that, Sub may assign its rights, interests and obligations hereunder to an Affiliate of the Buyer, and (c) shall be governed by and be construed in accordance with the laws of the State of Delaware

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without giving effect to the principles of conflicts of laws thereof that would require the application of any other law; provided, that, the Merger shall be effected in accordance with the applicable provisions of the PBCL and the Delaware LLC Act and the Subsidiary Merger shall be effected in accordance with the applicable provisions of the NJBCA and the Delaware LLC Act.

13.5   Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, subject to Section 13.4 hereof, their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

13.6   Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.7   Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13.8   Severability. In case any term, provision, covenant or restriction contained in this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining terms, provisions, covenants or restrictions contained herein, and of such term, provision, covenant or restriction in any other jurisdiction, shall not in any way be affected or impaired thereby.

13.9   Public Announcement. The Buyer and the Company will consult with each other and will mutually agree upon any press release or public announcement pertaining to the Merger and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement that any such party is a party to with any national securities exchange or national automated quotation system, in which case, the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other parties before issuing any such press release or making any such public announcement.

13.10   Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this

Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Delaware.

SIGNATURE PAGES TO FOLLOW

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SYCAMORE NETWORKS, INC.

By: /s/ Daniel E. Smith
Name: Daniel E. Smith
Title: President and Chief Executive Officer

BACH GROUP LLC

By: /s/ Daniel E. Smith
Name: Daniel E. Smith
Title: President and CEO of Sole Member
       Sycamore Networks, Inc.

ALLEN ORGAN COMPANY

By: /s/ Steven A. Markowitz
Name: Steven A. Markowitz
Title: President

MUSICCO, LLC

By: /s/ Steven A. Markowitz
Name: Steven A. Markowitz
Title: President of Sole Member
       Allen Organ Company

LANDCO REAL ESTATE, LLC

By: /s/ Steven A. Markowitz
Name: Steven A. Markowitz
Title: President of Sole Member
       Allen Organ Company

AOC ACQUISITION, INC.

By: /s/ Steven A. Markowitz

Name: Steven A. Markowitz

Title: President

STOCKHOLDER REPRESENTATIVE

/s/ Steven A. Markowitz

Steven A. Markowitz